SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM S-1

                      POST-EFFECTIVE AMENDMENT NUMBER 26 TO

                     REGISTRATION STATEMENT NUMBER 333-46683

                  AMERICAN EXPRESS MARKET STRATEGY CERTIFICATE

                                      UNDER

                           THE SECURITIES ACT OF 1933

                      AMERICAN EXPRESS CERTIFICATE COMPANY
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                    DELAWARE
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                      6725
--------------------------------------------------------------------------------
            (Primary Standard Industrial Classification Code Number)

                                   41-6009975
--------------------------------------------------------------------------------
                      (I.R.S. Employer Identification No.)

               IDS Tower 10, Minneapolis, MN 55440, (612) 671-3131
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


    Bruce A. Kohn - IDS Tower 10, Minneapolis, MN 55440-0010, (612) 671-2221
--------------------------------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

               CONTENTS OF THIS POST-EFFECTIVE AMENDMENT NO. 26 TO
                      REGISTRATION STATEMENT NO. 333-46683

Cover Page

Prospectus

Part II Information

Signatures

American Express Market Strategy Certificate

Prospectus April 26, 2000

Potential  for stock  market  growth with safety of  principal.


American Express Certificate Company (AECC or AXP Certificate Company), formerly IDS Certificate Company, issues American Express Market Strategy Certificates. You may:


*    Purchase this certificate in any amount from $1,000 through $1 million.

* Allocate your money to a fixed-interest subaccount. You must make periodic investments from this subaccount to participation terms.


* Participate through participation terms in any increase of the stock market based on the S&P 500 Index while protecting your principal, up to a maximum return between 9% and 10% for a 52-week term (see page 2p).


* Decide whether AECC will guarantee part of your return from participation terms or whether to link all of it to the market.

*    Keep your certificate for up to 20 years from its issue date.


Purchasers of these certificates or other similar certificates through some distribution channels may be eligible for special rates. See "Initial Interest and Participation Rates" on page 2p.


Like all investment companies, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This certificate is backed solely by the assets of AECC. To the extent you link your interest to the S&P 500 Index, you might earn no interest. See "Risk Factors" on page 2p.

AECC is not a bank or financial institution, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency.


The distributor is not required to sell any specific amount of certificates.


Issuer:
American Express Certificate Company
200 AXP Financial Center
Minneapolis, MN 55474
800-862-7919 (toll free)


Distributor:
American Express Financial Advisors Inc.


American Express companies

Initial Interest and Participation Rates


AECC guarantees return of your principal. The interest on your certificate may be fixed or may be linked to stock market performance as measured by the Standard & Poor's 500 Stock Index (S&P 500 Index). See "About the Certificate" for more explanation.


Here are the interest rates and market participation percentages in effect April 26, 2000:

Fixed interest:


currently 5.28%


Participation terms:

     Maximum            Market Participation                 Minimum
     Return                  Percentage                     interest


     10%                    100% (full)                       None

     10%                    25% (partial)                Currently 2.5%

These rates may or may not have changed when you apply to purchase your certificate. If you choose fixed interest, AECC guarantees that, when the rate for new purchases takes effect, the rate will be within a specified range of the average rate for 12-month certificates of deposit as published in the most recent BANK RATE MONITOR(R) (BRM), Top 25 Market Average(R). BANK RATE MONITOR and National Index are marks owned by BANKRATE.COMSM, a division of Intelligent Life Corporation, N. Palm Beach, FL 33408. See "About the Certificate" for more explanation. For your first term, your maximum return will be between 9.00% and 10.00%. Rates for future terms are set at the discretion of AECC and may differ from the rates shown here.

AECC may offer different maximum returns, market participation percentages and minimum interest rates for these certificates or other similar face amount certificates for different distribution channels or in other circumstances. For more information call 800-862-7919 and see "Promotions and Pricing Flexibility" under "About the Certificates." Face-amount certificates from AECC and certificates of deposits (CDs) from American Express Centurion Bank, an affiliate of AECC, may be available with different rates, including high rate CDs through Membership B@nking(SM).

RISK FACTORS


You should consider the following when investing in this certificate:


To the extent you link your interest to the S&P 500 Index, you might earn no interest. If you choose to link all of your return on this certificate to the S&P 500 Index, you earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term. See "Interest" under "About the Certificate."

This certificate is backed solely by the assets of AECC. Most of our assets are debt securities and are subject to the following risks:

Interest rate risk: The price of debt securities generally falls as interest rates increase, and rises as interest rates decrease. In general, the longer the maturity of a bond, the greater its loss of value as interest rates increase, and the greater its gain in value as interest rates decrease. See "How Your Money Is Used and Protected."

Credit risk: This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation (such as payments due on a bond or note). Credit ratings of the issuers of securities in our portfolio vary. See "How Your Money Is Used and Protected."

Table of Contents

Initial Interest and Participation Rates                                   p2
Risk Factors                                                               p2

About the Certificate                                                      p4
Read and Keep This Prospectus                                              p4
Investment Amounts                                                         p4
Face Amount and Principal                                                  p5
Participation Term                                                         p5
Value at Maturity                                                          p5
Receiving Cash Before the End of Term                                      p6
Interest                                                                   p6
Promotions and Pricing Flexibility                                         p12
Historical Data on the S&P 500 Index                                       p12
Calculation of Return                                                      p17
About the S&P 500 Index                                                    p20
Opportunities at the End of a Participation Term                           p21

How to Invest and Withdraw Funds                                           p22
Buying Your Certificate                                                    p22
Two Ways to Make Investments                                               p23
Full and Partial Withdrawals                                               p24
Transfers to Other Accounts                                                p26
Two Ways to Request a Withdrawal or Transfer                               p26
Three Ways to Receive Payment When You Withdraw Funds                      p28
Retirement Plans: Special Policies                                         p28
Transfer of Ownership                                                      p29
For More Information                                                       p29

Taxes on Your Earnings                                                     p30
Retirement Accounts                                                        p30
Gifts to Minors                                                            p31
How to Determine the Correct TIN                                           p32
Foreign Investors                                                          p32

How Your Money Is Used and Protected                                       p34
Invested and Guaranteed by AECC                                            p34
Regulated by Government                                                    p34
Backed by Our Investments                                                  p35
Investment Policies                                                        p36

How Your Money Is Managed                                                  p39
Relationship Between AECC and American
  Express Financial Corporation                                            p39
Capital Structure and Certificates Issued                                  p40
Investment Management and Services                                         p40
Distribution                                                               p42
Transfer Agent                                                             p42
Employment of Other American Express Affiliates                            p43
Directors and Officers                                                     p43
Independent Auditors                                                       p45
American Express Certificates                                              p46

Appendix                                                                   p47

Annual Financial Information                                               p48
Summary of Selected Financial Information                                  p48
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                      p49
IDS Certificate Company                                                    p55
Report of Independent Auditors                                             p56

Financial Statements                                                       p57

Notes to Financial Statements                                              p65

About the Certificate

READ AND KEEP THIS PROSPECTUS


This prospectus describes terms and conditions of your American Express Market Strategy Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to change the terms and conditions of the American Express Market Strategy Certificate as described in the prospectus, or to bind AECC by any statement not in it.


INVESTMENT AMOUNTS


You may purchase the American Express Market Strategy Certificate in any amount from $1,000 through $1 million (unless you receive prior approval from AECC to invest more) payable in U.S. currency. You may also make additional lump-sum investments in any amount in the fixed-interest portion of your investment at any time, as long as your total amount paid in is not more than the $1 million (unless you receive prior approval from AECC to invest more).

Your certificate is recorded as a certificate account on our books. Within this account, you may allocate your investment among a subaccount that earns fixed interest and other subaccounts that earn interest linked to the S&P 500 Index during a participation term. Your investment always is placed initially in the fixed-interest subaccount. Consequently, your investment initially earns fixed interest. The minimum time that money must remain in the fixed-interest subaccount before being moved to a participation term is one day. This could happen if we accept your application and receive your investment on a Tuesday and your instructions say to start your first participation term as soon as possible.


After determining the initial amount you wish to invest, you must set up periodic investments from the fixed-interest subaccount to participation terms. When you make your investment, you must give instructions to move money from the fixed-interest subaccount to participation terms monthly, quarterly, or semiannually. If your total investment is $1,000, however, you will have only one participation term. You may subsequently change your initial instructions. Thus, you could choose to change your instructions to keep your investment in the fixed-interest subaccount and never start a participation term. Each participation term is 52 weeks and each has its own grace period. The amount invested in each participation term must be at least $1,000. If your certificate is nearing its 20-year maturity, you will not be able to select a participation term that would carry the certificate past its 20-year maturity date. Each account can have a maximum of 12 participation terms at one time. You will be sent a confirmation at the time you purchase your certificate confirming your instructions at the time you submitted your application.


This certificate provides the ability to make a single payment that can be invested in individually staggered stock market participation terms in one certificate that lets you select participation terms like those you might select when staggering several American Express Stock Market Certificates. American Express Stock Market Certificate is another certificate that offers interest linked to the S&P 500 Index, but permits only one participation term at a time. "Staggering" is the strategy of purchasing several smaller certificates over a period of a year instead of one larger certificate, as a method of increasing liquidity and reducing the possibility of unfavorable market timing.

The certificate may be used as an investment for your Individual Retirement Account (IRA). If so used, the amount of your contribution (investment) will be subject to limitations in applicable federal law.

FACE AMOUNT AND PRINCIPAL


The face amount of your certificate is the amount of your initial investment. Your principal consists of the amount you actually have invested in your certificate plus interest credited to your account and compounded less any withdrawals, penalties and any compounded interest paid to you in cash. AECC guarantees your principal.


PARTICIPATION TERM

Each participation term in your certificate is a 52-week period that begins on a Wednesday and ends the Tuesday before the one-year anniversary. Subsequent terms are 52-week periods that begin on the Wednesday following the 14-day grace period at the end of the prior 52-week term. Each account can have a maximum of 12 terms at one time. The principal of your certificate that is not invested in participation terms will earn fixed interest. See "Fixed interest" under "Interest".

VALUE AT MATURITY


Your certificate matures after 20 years. Then you will receive a distribution for its value. At maturity, the value of your certificate will be the total of your actual investments, plus credited interest not paid to you in cash, less any withdrawals and withdrawal penalties. Certain other fees may apply.


RECEIVING CASH BEFORE THE END OF TERM

If you need your money before your certificate term ends, you may withdraw part or all of its value at any time, less any penalties that apply. Procedures for withdrawing money, as well as conditions under which penalties apply, are described in "How to Invest and Withdraw Funds."

INTEREST


Participation interest: Before the start of a participation term, you choose from two types of interest: 1) full participation, or 2) partial participation together with minimum interest. Interest earned under both of these options has an upper limit which is the maximum annual return explained below. Your selection is established at the time of purchase but can be changed at any time for participation terms that have not yet started. You may change your participation interest selection at any time prior to any term start date or during a 14-day grace period. The change will be in effect for any future term unless we again receive instructions from you changing your selection.

Full participation interest: With this option:


* You participate 100% in any percentage increase in the S&P 500 Index up to the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial interest and participation rates" on page 2p.


* You earn interest only if the value of the S&P 500 Index is higher on the last day of your term than it was on the first day of your term.

*    Your return is linked to stock market performance.

The S&P 500 Index is frequently used to measure the relative performance of the stock market. For a more detailed discussion of the S&P 500 Index, see "About the S&P 500 Index."

Partial participation and minimum interest: This option allows you to participate in a certain part (market participation rate) of any increase in the S&P 500 Index together with a rate of interest guaranteed by AECC in advance for each term (minimum interest). Your return consists of two parts:

*    a percentage of any increase in the S&P 500 Index, and

*    a rate of interest guaranteed by AECC in advance for each term.


Together, they cannot exceed the maximum return. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.


The market  participation rate and the minimum interest rate on the date of this
prospectus  are  listed  on  the  inside  cover  under  "Initial   Interest  and
Participation Rates."

Fixed interest: The fixed-interest subaccount allows you to earn interest on your principal that is not invested in participation terms, including your entire investment before the start of your first participation term, and amounts in the 14-day grace period in between participation term end dates and start dates. Your fixed interest accrues daily and is credited and compounded monthly. Your fixed interest rates are reset quarterly, based on the original date of your certificate.

Amounts in the fixed-interest subaccount, including compounded fixed interest, can be withdrawn at any time without a withdrawal penalty. If these amounts are not withdrawn, they will become part of a participation term according to the instructions you've established with the company, unless you change your instructions which can be changed at any time. Values in participation terms can not be withdrawn without withdrawal penalties.


AECC has complete discretion to determine whether to accept an application and sell a certificate. When your application is accepted and we have received your initial investment, we will send you a confirmation of your purchase showing the initial rate that your investment will earn as well as confirmation of your instructions for moving your money to your participation terms. Instructions for moving your money are given at the time you purchase your certificate. You choose the day of the month for the movement of your money, as well as the amount, starting month, and full or partial participation. Your term resulting from those instructions will begin on the Wednesday following that date. If that date is a Wednesday, the term will begin on the following Wednesday.


AECC guarantees that when fixed-interest rates for new purchases take effect, the rates will be within a range based on the average interest rates then published in the BRM Top 25 Market Average(R) (the BRM Average). In the case of fixed interest, AECC guarantees that your rate for your initial term will be 15 basis points (.15%) below to 85 basis points (.85%) above the average interest rate published for 12-month certificates of deposit in the BRM Top 25 Market Average(R). If the BRM Top 25 Market Average(R) is no longer publicly available or feasible to use, AECC may use another, similar index as a guide for setting rates.

The BRM is a weekly magazine published by Advertising News Service Inc., an independent national news organization that collects and disseminates information about bank products and interest rates. Advertising News Service has no connection with AECC, AEFC or any of their affiliates.

The BRM Top 25 Market Average(R) is an index of rates and annual effective yields offered on various length certificates of deposit by large banks and thrifts in 25 metropolitan areas. The frequency of compounding varies among the banks and thrifts. Certificates of deposit in the BRM Top 25 Market Average(R) are government insured fixed-rate time deposits.

The BRM may be available in your local library. To obtain information or current BRM Top 25 Market Average(R) rates, call the Client Service Organization at the telephone numbers listed on the back cover.

Rates for new purchases are reviewed and may change weekly. Normally, the initial fixed-interest rate you receive will be the higher of:

*    the fixed-interest rate in effect on the date of your application, or

* the fixed-interest rate in effect on the date your application is accepted by AECC.

However, if your application bears a date more than seven days before its receipt by AECC, the initial fixed-interest rate you receive will be the higher of:

* the fixed-interest rate in effect on the date your application is accepted by AECC, or

*    the fixed-interest rate in effect seven days before receipt.


Maximum annual return: This is the cap, or upper limit, of your return on the amount invested in each participation term, regardless of whether you choose full or partial participation. Your total return, including both participation interest and minimum interest for a term for which you have chosen partial participation will be limited to this maximum return percentage. For the maximum return in effect on the date of this prospectus, see "Initial Interest and Participation Rates" on page 2p.


Determining the S&P 500 Index value: The stock market generally closes at 3 p.m. Central time. The S&P 500 Index value generally is available at approximately 4:30 p.m. This is the value we currently use to determine participation interest. Occasionally, Standard & Poor's (S&P) makes minor adjustments to the closing value after 4:30 p.m., and the value we use may not be exactly the one that is published the next business day.

In the future, we may use a later time cut-off if it becomes feasible to do so. If the stock market is not open or the S&P 500 Index is unavailable as of the last day of your term, the preceding business day for which a value is available will be used instead. Each Tuesday's closing value of the S&P 500 Index is used for establishing the term start and the term end values each week.

Earning interest: AECC calculates, credits and compounds participation interest at the end of your participation term. Minimum interest accrues daily and is credited and compounded at the end of your participation term. Fixed interest accrues daily and is credited and compounded monthly, except that, if amounts move from fixed interest to a participation term and the resulting balance in the fixed-interest subaccount is zero, then fixed interest credited on the principal moved will be compounded on the day the participation term begins. Both minimum and fixed interest are calculated on a 30-day month and 360-day year basis.

Moving between fixed and participation interest: You can move all or part of your investment from the fixed-interest subaccount to a participation term. The move from the fixed-interest subaccount to a participation term happens according to your standing instructions unless you notify us separately. If you make the change from fixed interest to participation interest either through a scheduled or an unscheduled move, your participation term will begin on the Wednesday following the move instructions. For further explanation of how we apply your instructions, see "Fixed interest" above.

You may not move from participation interest to fixed interest during a participation term without incurring a surrender charge. At the end of a participation term, you can elect to leave the money in the fixed-interest subaccount.

Rates for future periods: After your certificate purchase date, the maximum return, and the market participation percentage and minimum interest rate for participation terms, may be greater or less than those shown on the front of or elsewhere in this prospectus or its wrapper. Fixed interest may be greater or lesser than that shown. We review rates weekly and have complete discretion to decide what interest rate will be declared.

If you plan to continue with a new participation term, to find out what your certificate's new maximum return, market participation percentage and minimum interest rate, if applicable, will be for your next term, please consult your American Express financial advisor, or the Client Service Organization at the telephone numbers listed on the back cover.

Your fixed interest rates are declared quarterly. You will be given notice of the changes in interest rates in your periodic statements or you may call the Client Service Organization at the numbers listed on the back cover to find out your current rate.


The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed-interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the maximum of 10.00%. There is no assurance that any of these returns will be achieved.


Full participation in the stock market

Initial investment                        $12,000.00


Maximum return                                 10.00%


Minimum return                                  0.00%

Fixed interest rate                             5.00%


                                                                         Market
                                                               Fixed     Participation
                                      1st Term    Renewal      Interest  Interest
                         Fixed        Staggered   Staggered    Earned    Earned         Market
                         Interest     Investment  Investment   In Prior  For the Term   Participation  Total
Date                     Balance      Amount      Amount       Month     Just Ended     Balance        Balance

Beginning of Month 1    $11,000.00   $1,000.00                   0.00                  $1,000.00      $12,000.00

Beginning of Month 2     10,045.83    1,000.00                  45.83                   2,000.00       12,045.83

Beginning of Month 3      9,087.69    1,000.00                  41.86                   3,000.00       12,087.69

Beginning of Month 4      8,125.56    1,000.00                  37.87                   4,000.00       12,125.56

Beginning of Month 5      7,159.42    1,000.00                  33.86                   5,000.00       12,159.42

Beginning of Month 6      6,189.25    1,000.00                  29.83                   6,000.00       12,189.25

Beginning of Month 7      5,215.04    1,000.00                  25.79                   7,000.00       12,215.04

Beginning of Month 8      4,236.77    1,000.00                  21.73                   8,000.00       12,236.77

Beginning of Month 9      3,254.42    1,000.00                  17.65                   9,000.00       12,254.42

Beginning of Month 10     2,267.98    1,000.00                  13.56                  10,000.00       12,267.98

Beginning of Month 11     1,277.43    1,000.00                   9.45                  11,000.00       12,277.43

Beginning of Month 12       282.75    1,000.00                   5.32                  12,000.00       12,282.75

Beginning of Month 13       283.93                               1.18      100.00      12,000.00       12,283.93

Middle of Month 13          283.93                1,100.00                             12,100.00*      12,383.93

Beginning of Month 14       287.40                               3.47      100.00      12,100.00       12,387.40

Middle of Month 14          287.40                1,100.00                             12,200.00**     12,487.40

 *The market participation balance at the middle of month 13 is equal to $12,100. This is equal to the total invested principal balance of $12,000, plus $100 interest earned (participation return). The $100 interest earned is based on $1,000 invested at month 1 which is assumed to earn the maximum of 10%. ($12,000 + $1,000 * 10% = $ 12,100). During the grace period for the first participation term, $1,100 of this balance will earn interest in the fixed interest subaccount. In the middle of month 13, at the end of the grace period, this $1,100 balance begins a new participation term.

**The market participation balance at the middle of month 14 is equal to $12,200. This is equal to the total invested principal balance of $12,000, plus $100 interest earned on $1,000 invested at the beginning of month 1, plus $100 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn the maximum of 10% ($12,000 + $1,000 * 10% + $1,000 * 10% = $12,200)). During the grace period for the second participation term, $1,100 of this balance will earn interest in the fixed interest subaccount. In the middle of month 14, at the end of the grace period, this $1,100 balance begins a new participation term.


The following example shows how the Market Strategy Certificate works assuming an initial investment of $12,000 and moving $1,000 per month into a participation term. The example is based on assumptions that the fixed interest subaccount pays an interest rate of 5.00% while the yield earned for each participation term is the minimum of 2.50%. There is no assurance that any of these returns will be achieved when you invest. In this example, we assume that the index declined at the end of each term compared to the beginning of each term so that no market participation interest was earned.

Partial participation in the stock market

Initial investment                        $12,000.00


Maximum return                                 10.00%


Minimum return                                  2.50%

Fixed interest rate                             5.00%


                                                                          Guaranteed    Market
                                                               Fixed      Minimum       Participation
                                      1st Term    Renewal      Interest   Interest      Interest
                         Fixed        Staggered   Staggered    Earned     Earned        Earned         Market
                         Interest     Investment  Investment   In Prior   For the Term  For the Term   Participation  Total
Date                     Balance      Amount      Amount       Month      Just Ended    Just Ended     Balance        Balance

Beginning of Month 1    $11,000.00   $1,000.00                   0.00                                  $1,000.00      $12,000.00

Beginning of Month 2     10,045.83    1,000.00                  45.83                                   2,000.00       12,045.83

Beginning of Month 3      9,087.69    1,000.00                  41.86                                   3,000.00       12,087.69

Beginning of Month 4      8,125.56    1,000.00                  37.87                                   4,000.00       12,125.56

Beginning of Month 5      7,159.42    1,000.00                  33.86                                   5,000.00       12,159.42

Beginning of Month 6      6,189.25    1,000.00                  29.83                                   6,000.00       12,189.28

Beginning of Month 7      5,215.04    1,000.00                  25.79                                   7,000.00       12,215.04

Beginning of Month 8      4,236.77    1,000.00                  21.73                                   8,000.00       12,236.77

Beginning of Month 9      3,254.42    1,000.00                  17.65                                   9,000.00       12,254.42

Beginning of Month 10     2,267.98    1,000.00                  13.56                                  10,000.00       12,267.98

Beginning of Month 11     1,277.43    1,000.00                   9.45                                  11,000.00       12,277.43

Beginning of Month 12       282.75    1,000.00                   5.32                                  12,000.00       12,282.75

Beginning of Month 13       283.93                               1.18        25.00          0.00       12,000.00       12,283.93

Middle of Month 13          283.93                1,025.00                                             12,025.00*      12,308.93

Beginning of Month14        287.25                               3.32        25.00          0.00       12,025.00       12,312.25

Middle of Month 14          287.25                1,025.00                                             12,050.00**     12,337.25

 *The market participation balance in the middle of month 13 is equal to $12,025. This is equal to the total invested principal balance of $12,000, plus $25 interest earned (guaranteed return). The $25 interest earned is based on $1,000 invested at month 1 which is assumed to earn only the minimum of 2.50%. ($12,000 + $1,000 * 2.50% = $12,025). During the grace period for the first participation term, $1,025 of this balance will earn interest in the fixed-interest subaccount. In the middle of month 13, at the end of the grace period, this $1,025 balance begins a new participation term.

**The market participation balance in the middle of month 14 is equal to 12,050. This is equal to the total invested principal balance of $12,000, plus $25 interest earned on $1,000 invested at the beginning of month 1, plus $25 interest earned on $1,000 invested at the beginning of month 2 (both $1,000 investments are assumed to earn only the minimum of 2.50% ($12,000 + $1,000 * 2.50% + $1,000 * 2.50% = $12,050)). During the grace period for the second participation term, $1,025 of this balance will earn interest in the fixed interest subaccount. In the middle of month 14, at the end of the grace period, this $1,025 balance begins a new participation term.

This certificate may be available through other distributors or selling agents with different interest rates or related features and consequently with different returns. You may obtain information about other such distributors or selling agents by calling the Client Service Organization at the telephone numbers listed on the back cover.


PROMOTIONS AND PRICING FLEXIBILITY


AECC may sponsor or participate in promotions involving the certificate and its respective terms. For example, we may offer different rates to new clients, to existing clients, or to individuals who purchase or use other products or services offered by American Express Company or its affiliates. These promotions will generally be for a specified period of time.

We also may offer different rates based on your amount invested, geographic location and whether the certificate is purchased for an IRA.


HISTORICAL DATA ON THE S&P 500 INDEX

The following chart illustrates the month-end closing values of the index from Dec. 31, 1983 through Feb. 29, 2000. The values of the S&P 500 Index are reprinted with the permission of S&P.

              S&P 500 Index values - December 1983 to February 2000


     1400

     1200

     1000


     800       Chart shows closing values of the S&P from
               above 100 in Dec. 1983 to just under 1400 in Feb. 2000.
     600


     400

     200


  '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99



                       S&P 500 Index Average Annual Return

Beginning date             Period held                 Average annual

Dec. 31,                    in years                       return

1989                          10                            15.31%

1994                           5                            26.18

1998                           1                            19.39

The next chart illustrates, on a moving 52-week basis, the price return of the S&P 500 Index measured for every 52-week period beginning with the period ended Dec. 31, 1984. The price return is the percentage return for each period using month-end closing prices of the S&P 500 Index. Dividends and other distributions on the securities comprising the S&P 500 Index are not included in calculating the price return.


                 S&P 500 Index - December 1984 to February 2000


50%


40% Chart shows the distribution of all of the 52-week price returns of the S&P 500 from 12/31/84 through 2/28/99 with a high of just under 50% and a low of -20%.


10%
          Label of "Y" axis reads: 52-week return.
0%

-10%

-20%

'84  '85  '86  '87  '88  '89  '90  '91  '92  '93  '94  '95  '96  '97  '98  '99

Using the same data on price returns described above, the next graph expands on the information in the preceding chart by illustrating the distribution of all the 52-week price returns of the S&P 500 Index beginning with the 52-week period ending Dec. 31, 1984. The graph also shows the number of times these price returns fell within certain ranges.


                          S&P 500 Index - December 1984 to February 2000

25      Bar chart shows the  distribution  of all of the 52-week price returns of the S&P 500 from 12/31/84 through 2/28/00.


15           Label of "Y" axis reads: Observations

10

5

      -15    -10    -5     0      5      10     15     20     25     29.9   >=30

The last chart illustrates, on a moving weekly basis, the actual 52-week return of the Stock Market Certificate at full and partial participation compared to the price return of the NYSE Composite Index(R) through October 1992 and the S&P 500 Index after October 1992.

For non-guaranteed funds received before Nov. 3, 1992, and guaranteed funds received before Nov. 4, 1992, Stock Market Certificate participation interest was based on the NYSE Composite Index(R) rather than the S&P 500 Index.

Like American Express Stock Market Certificate, American Express Market Strategy Certificate permits you to receive all or part of your interest based on stock market performance, as measured by the S&P 500 Index, with AECC's guarantee of return of principal. In fact, the full and partial participation terms of American Express Stock Market Certificate and American Express Market Strategy Certificate are identical, assuming that the amount invested at the beginning of the term is the same in both certificates. The amounts earned in the fixed-interest account for Market Strategy Certificate will not be the same as interim interest for the Stock Market Certificate. (For Stock Market Certificate, interest earned before the initial participation term or during the grace period is called interim interest.) Although performance during participation terms will be the same for Market Strategy Certificate and Stock Market Certificate, money earned outside of participation terms will vary. If a participation term for Stock Market Certificate and for Market Strategy Certificate start on the same day with the same amount of money and the same selection of either full or partial participation, then the interest earned for the participation term in both certificates will be identical. American Express Market Strategy Certificate increases your choices by allowing you to have up to 12 participation terms plus a fixed-interest alternative simultaneously within the same certificate. The certificates also pay interest differently on amounts that are invested at only a fixed rate.


                   Actual 52-Week Return - 1/4/94 TO 2/8/00


45%

40%

35% Chart shows actual returns of the certificate at full and 25% participation with the full participation generally tracking the
30% market indexes over the period and 25% level of participation tracking at the 25% level of return.
25%

20%

25%

10%

5%

0%


1/94 6/93 12/93 6/94 12/94 5/95 11/95 5/96 11/96 4/97 10/97 4/98 10/98 2/00


The performance information shown is the performance of American Express Stock Market Certificate and not that of American Express Market Strategy Certificate. Past performance is not indicative of future performance and there is no assurance that the performance of American Express Market Strategy Certificate will replicate that of American Express Stock Market Certificate.

The Stock Market Certificate was first available on Jan. 24, 1990. The performance reflects the returns on the 52-week anniversary date, falling on a Wednesday, of each of the weeks shown.

Your participation earnings are tied to the movement of the S&P 500 Index. They will be based on any increase in this Index as measured on the beginning and ending date of each 52-week term. Of course, if this Index is not higher on the last day of your term than it was on the first day, your principal will be secure but you will earn no participation interest.

The NYSE Composite Index(R) is a registered service mark of the New York Stock Exchange, Inc. (NYSE) and is a composite covering price movements of all common stocks listed on the NYSE.

How an index has performed in the past does not indicate how the stock market or the certificate will perform in the future. There is no assurance that certificate owners will receive interest on their accounts beyond any minimum interest or fixed interest selected. The index could decline.

CALCULATION OF RETURN


The increase or decrease in the S&P 500 Index, as well as the actual return paid to you, is calculated as follows:

Rate of return on S&P 500 Index

Term ending value of S&P 500 Index                 minus

Term beginning value of S&P 500 Index              divided by

Term beginning value of S&P 500 Index              equals

Rate of return on S&P 500 Index

The actual return paid to you will depend on your interest participation selection.

For example, assume:


Term ending value of S&P 500 Index                     1,425

Term beginning value of S&P 500 Index                  1,300


Maximum return                                            10%

Minimum return                                          2.50%

Partial participation rate                                25%



            1,425     Term ending value of S&P 500 Index

minus       1,300     Term beginning value of S&P 500 Index
           -------
equals        125     Difference between beginning and ending values



              125     Difference between beginning and ending values

divided by  1,300     Term beginning value of S&P 500 Index
            ------
equals      9.62%     Percent increase -- full participation return



            9.62%     Percent increase or decrease

times      25.00%     Partial participation rate
           ------
equals      2.40%

plus        2.50%     2.50% minimum interest rate
           ------
equals      4.90%     Partial participation return

In both cases in the example, the return would be less than the 10% maximum.

Maximum Return and Partial Participation Minimum Rate History -- The following table illustrates the maximum annual returns and partial participation minimum rates that have been in effect since the Stock Market Certificate was introduced. American Express Market Strategy Certificate was introduced on April 29, 1998.
                           Maximum                   Partial
                           annual                    participation
Start of Term              return                    minimum rate

Jan. 24, 1990               18.00%                      5.00%

Feb. 5, 1992                18.00                       4.00

May 13, 1992                15.00                       4.00

Sept. 9, 1992               12.00                       3.00

Nov. 11, 1992               10.00                       2.50

Nov. 2, 1994                10.00                       2.75


April 26, 1995              12.00                       3.50


Jan. 17, 1996               10.00                       3.25

Feb. 26, 1997               10.00                       3.00

May 7, 1997                 10.00                       2.75

Oct. 8, 1997                10.00                       2.50

Dec. 16 1998                 9.00                       2.50


Feb. 2, 2000                10.00                       2.50


Examples:

To help you understand the way a participation term of this certificate works, here are some hypothetical examples. The following are three different examples of market scenarios and how they affect the certificate's return. Assume for all examples that:

*  you purchased the certificate with a $10,000 original investment;

*  the partial participation rate is 25%;

*  the minimum interest rate for partial participation is 2.50%;


*  the maximum total return for full and partial participation is 10%.


1. If the Market and the S&P 500 Index value rises

Week 1/Wed                                                Week 52/Tues
     S&P 500                                                  S&P 500
     Index 1,000       8% increase in the S&P 500 Index       Index 1,080
---------------------------------------------------------------------------------------------
Full participation interest               Partial participation interest and minimum interest

$10,000   Original investment             $10,000   Original investment
+    800  8% x $10,000                    +   250   2.50% (Minimum interest rate) x $10,000
          Participation interest          +   200   25% x 8% x $10,000 Participation interest
-------                                   -------
$10,800   Ending balance                  $10,450   Ending balance
          (8% Total return)                         (4.50% Total return)


2. If the Market and the S&P 500 Index value fall

Week 1/Wed                                                Week 52/Tues
     S&P 500                                                 S&P 500
     Index 1,000        4% decrease in the S&P 500 Index     Index 961
--------------------------------------------------------------------------------------------
Full participation interest               Partial participation interest and minimum interest

$10,000   Original investment             $10,000   Original investment
+     0   Participation interest          +   250   2.50% (Minimum interest rate) x $10,000
$10,000   Ending balance                  +     0   Participation interest
-------                                   -------
          (0% Total return)               $10,250   Ending balance
                                                    (2.50% Total return)

3. If the Market and the S&P 500 Index value rise above the maximum return

Week 1/Wed                                                Week 52/Tues
     S&P 500                                                  S&P 500
     Index 1,000       16% increase in the S&P 500 Index      Index 1,160

Full participation interest               Partial participation interest and minimum interest


$10,000   Original investment             $10,000   Original investment
+ 1,000   10% x $10,000                   +   250   2.50% (Minimum interest rate) x $10,000
          Maximum interest                +   400   25% x 16% x $10,000 Participation interest
-------                                   -------
$11,000   Ending balance                  $10,650   Ending balance
          (10% Total return)                        (6.50% Total return)


ABOUT THE S&P 500 INDEX

The description in this prospectus of the S&P 500 Index including its make-up, method of calculation and changes in its components are derived from publicly available information regarding the S&P 500 Index. AECC does not assume any responsibility for the accuracy or completeness of such information.

The S&P 500 Index is composed of 500 common stocks, most of which are listed on the New York Stock Exchange. The S&P 500 Index is published by S&P and is intended to provide an indication of the pattern of common stock movement. S&P chooses the 500 stocks to be included in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the U.S. common stock population. Changes in the S&P 500 Index are reported daily in the financial pages of many major newspapers. The index used for the American Express Stock Market Certificate excludes dividends on the 500 stocks.

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies Inc. and have been licensed for use by AECC. The certificate is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the certificate or any member of the public regarding the advisability of investing in securities generally or in the certificate particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to AECC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to AECC or the certificate. S&P has no obligation to take the needs of AECC or the owners of the certificate into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the certificate to be issued or in the determination or calculation of the equation by which the certificate is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the certificate.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to the results to be obtained by AECC, owners of the certificate, or any person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

If for any reason the S&P 500 Index were to become unavailable or not reasonably feasible to use, we would use a comparable stock market index for determining participation interest. If this were to occur, we would send you a notice by a practical means such as correspondence (which may be electronic if you and we have so agreed) or a quarterly account statement. The notice would indicate the comparable index and give you the option to withdraw your principal without an early withdrawal penalty. If you chose early withdrawal, you would lose any interest accrued during the term.

OPPORTUNITIES AT THE END OF A PARTICIPATION TERM


Grace period: When a participation term ends, we will notify you of the start of a 14-day grace period before a new term automatically begins. During this 14-day grace period you can:

*    change your participation selection,

*    add money to your certificate,

*    change your participation term to remain in fixed interest,

* withdraw part or all of your money in your fixed term or the money in the participation term that just ended without a withdrawal penalty or loss of interest,

*    or receive your participation interest in cash.

Fixed interest only: Money can be withdrawn from the fixed-interest subaccount at any time without a surrender penalty. The fixed interest on these amounts continues for the life of the certificate. You can add money to your fixed-interest investment at any time. The money added will earn the same rate as the rest of the money in the fixed term.

New term: If you do not make changes when a participation term ends, your certificate will continue with your current selections when the new participation term begins 14 days later as long as the minimum invested for the participation term is $1,000. You will earn fixed interest during this 14-day grace period. You can arrange to make periodic additional investments at each participation term renewal. You can tell us to change your participation selection, add money to your renewing participation term, change your interest selection to remain in fixed interest or withdraw part of your money. To learn indexing information and the amount of interest (if any) at the end of a participation term, you can contact your American Express financial advisor or call the Client Service Organization.

How to Invest and Withdraw Funds

BUYING YOUR CERTIFICATE


Your American Express financial advisor can help you fill out and submit an application to open an account with us and purchase a certificate. If you purchase your certificate other than through an American Express financial advisor -- for example, through a direct marketing channel -- you may be given different purchase instructions. We will process the application at our corporate offices in Minneapolis. When we have accepted your application and we have received your initial investment and instructions, we will send you a confirmation showing the acceptance date, the initial interest rate for amounts invested at fixed interest, the date your participation term begins and the participation interest selection you have made, detailing your market participation percentage, instructions for participation terms and, if applicable, the minimum interest rate for your first term. After the beginning of each participation term that includes an additional investment sent to us by you, we will send you notice of the value of the S&P 500 Index on the day the term began. For a description of how we determine the fixed interest rate that initially applies to a new investment, see the paragraph on "Fixed interest" of "Interest" under "About the Certificate". For additional considerations, see "Purchase policies" below. The participation rates and maximum interest in effect at the time of movement from fixed-interest to a participation term will apply to those participation terms.


Important: When you open an account, you must provide AECC with your correct Taxpayer Identification Number (TIN), which is either your Social Security or Employer Identification number. See "Taxes on Your Earnings."


Purchase policies:

* Investments must be received and accepted in the Minneapolis headquarters on a business day before 3 p.m. Central time to be included in your account that day. Otherwise your purchase will be processed the next business day.

* If you purchase a certificate with a personal check or other non-guaranteed funds, AEFC will wait one day for the process of converting your check to federal funds (e.g., monies of member banks within the Federal Reserve
     Bank) before your purchase will be accepted and you begin earning interest.

* AECC has complete discretion to determine whether to accept an application and sell a certificate.


A number of special policies apply to purchases, withdrawals and exchanges within IRAs, 401(k) plans and other qualified retirement plans. See "Retirement
Plans: Special Policies."

TWO WAYS TO MAKE INVESTMENTS


1 By mail


Send your check, by regular or express mail, along with your name and account number to:




American Express Financial Advisors Inc.
70200 AXP Financial Center
Minneapolis, MN 55474

2 By wire

For investment into an established account, you may wire money to:


Norwest Bank Minnesota through July 2000
Wells Fargo Bank Minnesota N.A. after July 2000
Routing No. 091000019
Minneapolis, MN
Attn: Domestic Wire Dept.


Give these instructions: Credit American Express Financial Advisors Account #0000030015 for personal account # (your account number) for (your name).

If this information is not included, the order may be rejected and all money received, less any costs AECC incurs, will be returned promptly.

*    Minimum amount you may wire: $1,000.


* Wire orders can be accepted only on days when your bank, AEFC, AECC and Norwest Bank Minnesota (to be renamed Wells Fargo Bank Minnesota N.A. in July 2000) are open for business.


* Wire purchases are completed when wired payment is received and we accept the purchase.

*    Wire   investments  must  be  received  and  accepted  in  the  Minneapolis headquarters on a business day before 3 p.m. Central time to be credited that day. Otherwise your purchase will be processed the next business day.

* AECC, AEFC and its other subsidiaries are not responsible for any delays that occur in wiring funds, including delays in processing by the bank.

*    You must pay any fee the bank charges for wiring.


FULL AND PARTIAL WITHDRAWALS


You may make withdrawals at any time. However:

Source of withdrawals: If you request a withdrawal, the dollars will be removed from credited fixed-interest first, then from principal in your fixed-interest subaccount, then from any renewing participation terms in the grace period, and then from principal in participation terms beginning with the most recent term start date and continuing with such subsequent terms in order of term start dates.

* Complete withdrawal of your certificate is made by giving us proper instructions.


     To complete these transactions, see "Two Ways to Request a Withdrawal or Transfer."


* If your withdrawal request is received in the Minneapolis headquarters on a business day before 3 p.m. Central time, it will be processed that day and payment will be sent the next business day. Otherwise, your request will be processed one business day later.

* Full and partial withdrawals may result in loss of interest, depending upon the timing of your withdrawal.

* You may not make a partial withdrawal if it would reduce your certificate balance to less than $1,000 or if it would reduce the amount in a participation term to less than $1,000. If you request such a withdrawal, we will contact you for revised instructions.


Penalties for withdrawal from your participation terms: If you withdraw money from a participation term, you will pay a penalty of 2% of the principal withdrawn. Except to the extent your balance would be less than $1,000, this penalty will be taken from the remaining balance, not the amount withdrawn. The 2% penalty is waived upon death of the certificate owner. When this certificate is owned by a revocable trust, this penalty also is waived upon death of any grantor of the revocable trust. We will also waive withdrawal penalties on withdrawals for IRA certificate accounts for your required distributions. See "Retirement Plans: Special Policies."


Loss of interest: If you make a withdrawal from a participation term at any time other than at the end of the term, you will lose any interest accrued on the withdrawal amount since we credit participation interest only at the end of a term.

Withdrawals from the fixed-interest subaccount before the end of the certificate month (the monthly anniversary of the issue date of your certificate) will result in loss of interest on the amount withdrawn. You will get the best result by timing a withdrawal at the end of the certificate month.

Following are examples describing a $2,000 withdrawal during a participation term and from a fixed-interest investment:

Participation term:

Balance in participation term                                        $10,000

Interest (interest is credited at the end of the term)                     0

Withdrawal of principal                                               (2,000)

2% withdrawal penalty                                                    (40)

Balance after withdrawal                                              $7,960

You will forfeit any accrued interest on the withdrawal amount.

Fixed interest subaccount:

Balance earning fixed interest                                       $10,000

Interest credited to date                                                100

Withdrawal of credited interest                                         (100)

Withdrawal of principal                                               (1,900)

Balance after withdrawal                                              $8,100

Retirement plans: In addition, you may be subject to IRS penalties for early withdrawals if your certificate is in an IRA, 401(k) or other qualified retirement plan account.

Other full and partial withdrawal policies:

* If you request a partial or full withdrawal of a certificate recently purchased or added to by a check or money order that is not guaranteed, we will wait for your check to clear. Please expect a minimum of 10 days from the date of your payment before AECC mails a check to you. We may mail a check earlier if the bank provides evidence that your check has cleared.

* If your certificate is pledged as collateral, any withdrawal will be delayed until we get approval from the secured party.

* Any payments to you may be delayed under applicable rules, regulations or orders of the Securities and Exchange Commission (SEC).


TRANSFERS TO OTHER ACCOUNTS


You may transfer part or all of your certificate to any other American Express Certificate or into another new or existing American Express Financial Advisors Inc. account that has the same ownership (subject to any terms and conditions that may apply).


TWO WAYS TO REQUEST A WITHDRAWAL OR TRANSFER


1 By phone

Call the Client Service Organization at the telephone numbers listed on the back cover.

*    Maximum phone request: $50,000.

* Transfers into an American Express Financial Advisors Inc. account with the same ownership.

* A telephone withdrawal request will not be allowed within 30 days of a phoned-in address change.

* We will honor any telephone withdrawal or transfer request believed to be authentic and will use reasonable procedures to confirm authenticity.

You may request that telephone withdrawals not be authorized from your account by writing the Client Service Organization.

 2 By mail


Send your name, account number and request for a withdrawal or transfer, by regular or express mail, to:




American Express Financial Advisors Inc.
70100 AXP Financial Center
Minneapolis, MN 55474



Written requests are required for:

*    Transactions over $50,000.

* Pension plans and custodial accounts where the minor has reached the age at which custodianship should terminate.

* Transfers to another American Express Financial Advisors Inc. account with different ownership (all current registered owners must sign the request).

THREE WAYS TO RECEIVE PAYMENT WHEN YOU WITHDRAW FUNDS


1 By regular or express mail

*    Mailed to address on record; please allow seven days for mailing.

*    Payable to name(s) you requested.

* We will charge a fee if you request express mail delivery. We will deduct this fee from your remaining certificate balance, provided that balance would not be less than $1,000. If the balance would be less than $1,000, we will deduct the fee from the proceeds of the withdrawal.

2 By wire

*    Minimum wire withdrawal: $1,000.

*    Request that money be wired to your bank.

*    Bank account must be in same ownership as AECC account.

* Pre-authorization required. Complete the bank wire authorization section in the application or use a form supplied by your American Express financial advisor. All registered owners must sign.

* We may deduct a service fee from your balance (for partial withdrawals) or from the proceeds of a full withdrawal.

3 By electronic transfer

* Available only for pre-authorized scheduled partial withdrawals and other full or partial withdrawals.

*    No charge.

*    Deposited electronically in your bank account.

*    Allow two to five business days from request to deposit.


RETIREMENT PLANS: SPECIAL POLICIES


* If the certificate is purchased for a 401(k) plan or other qualified retirement plan account, the terms and conditions of the certificate apply to the plan as the owner of this certificate. However, the terms of the plan, as interpreted by the plan trustee or administrator, will determine how a participant's benefit under the plan is administered. These terms may differ from the terms of the certificate.


* If your certificate is held in a custodial or trusteed retirement plan (including a Keogh plan), special rules may apply at maturity. If no other investment instructions are provided directing how to handle your certificate at maturity, the full value of the certificate will automatically transfer to a new or existing cash management account according to rules outlined in the plan document or as otherwise provided in the plan document.

* The annual custodial fee for non-401(k) qualified retirement plans or IRAs may be deducted from your certificate account. It may reduce the amount payable at maturity or the amount received upon an early withdrawal.


* Retirement plan withdrawals may be subject to withdrawal penalties or loss of interest even if they are not subject to federal tax penalties.


* We will waive withdrawal penalties on withdrawals for qualified retirement plan or IRA certificate accounts for your required minimum distributions.


* If you withdraw all funds from your last account in an IRA at American Express Trust Company, a termination fee will apply as set out in Your Guide to IRAs, the IRS disclosure information received when you opened your account.

* The IRA termination fee will be waived if a withdrawal occurs after you have reached age 70 1/2 or upon the owner's death.


TRANSFER OF OWNERSHIP

While this certificate is not negotiable, AECC will transfer ownership upon written notification to our Client Service Organization. However, if you have purchased your certificate for a 401(k) plan or other qualified retirement plan or an IRA, you may be unable to transfer or assign the certificate without losing the account's favorable tax status. Please consult your tax advisor.

FOR MORE INFORMATION


For information on purchases, withdrawals, exchanges, transfers of ownership, proper instructions and other service questions regarding your certificate, please consult your American Express financial advisor or call the Client Service Organization at the telephone numbers listed on the back cover.

If you purchase your certificate other than through a financial advisor, you may be given different purchase and withdrawal instructions.


Taxes on Your Earnings

Participation and minimum interest on your certificate is taxable when credited to your account. Fixed interest is fully taxable as earned. Each calendar year we provide the certificate account owner and the IRS with reports of all earnings equal to and over $10 (Form 1099). Withdrawals are reported to the certificate owner and the IRS on Form 1099-B, "Proceeds from Broker and Barter Exchange Transactions."


Revised proposed regulations: The IRS has issued revised proposed regulations governing the tax treatment of debt instruments which provide for variable rates of interest. This includes interest based on the price of property that is actively traded or on an index of the prices of such property. Under these revised proposed regulations, the American Express Market Strategy Certificate is likely to constitute a debt instrument that would be treated as a variable rate debt instrument (VRDI) rather than a contingent debt instrument (CDI). If the American Express Market Strategy Certificate constitutes a VRDI, then the income earned on the certificate will be treated as original issue discount and reported when credited to the owner's account. If the certificate is not treated as a VRDI, but rather is treated as a CDI, then the owner may have taxable income to report, even though the account owner has not received any cash distributions. Furthermore, the timing and character of the income may be different from that of a VRDI. AECC cannot guarantee whether the revised proposed regulations will be adopted as final in this present form or will again be modified. As always, you should consult your tax advisor for information regarding the tax implications of your certificate.

RETIREMENT ACCOUNTS

If you are using the certificate as an investment for a 401(k) plan account or other qualified retirement plan account or an IRA, income tax rules for your qualified plan or IRA apply. Generally, you will pay no income taxes on your investment's earnings -- and, in many cases, on part or all of the investment itself -- until you begin to make withdrawals.

AECC will withhold federal income taxes of 10% on qualified plan or IRA withdrawals unless you tell us not to. AECC is required to withhold federal income taxes of 20% on most qualified plan distributions, unless the distribution is directly rolled over to another qualified plan or IRA.

Withdrawals from retirement accounts are generally subject to a penalty tax of 10% by the IRS if you make them before age 59 1/2, unless you are disabled or if they are made by your beneficiary in the event of your death. Other exceptions may also apply. (Also, withdrawals of principal during a certificate month may be subject to the certificate's provision for loss of interest.)


Consult your tax advisor to see how these rules apply to you before you request a distribution from your plan or IRA.


GIFTS TO MINORS


The certificate may be given to a minor under either the Uniform Gifts or Uniform Transfers to Minors Act (UGMA/UTMA), whichever applies in your state. UGMAs/UTMAs are irrevocable. Generally, under federal tax laws, income over $1,400 for the year 2000 on property owned by children under age 14 will be taxed at the parents' marginal tax rate, while income on property owned by children 14 or older will be taxed at the child's rate.

Your TIN and backup withholding: As with any financial account you open, you must list your current and correct TIN, which is either your Social Security or Employer Identification number. You must certify your TIN under penalties of perjury on your application when you open an account.

If you don't provide the correct TIN, you could be subject to backup withholding of 31% of your interest earnings. You could also be subject to further penalties, such as:

*    a $50 penalty for each failure to supply your correct TIN;

* a civil penalty of $500 if you make a false statement that results in no backup withholding; and

*    criminal penalties for falsifying information.

You could also be subject to backup withholding because you failed to report interest on your tax return as required.

To help you determine the correct TIN to use on various types of accounts, please use this chart:


HOW TO DETERMINE THE CORRECT TIN


For this type of account:                   Use the Social Security or Employer
                                            Identification Number of:

Individual or joint account                 The individual or one of the owners
                                            listed on the joint account

Custodian account of a minor                The minor
(Uniform Gifts/Transfers to Minors Act)

A revocable living trust                    The grantor-trustee
                                            (the person who puts the money into
                                            the trust)

An irrevocable trust, pension trust         The legal entity
or estate                                   (not the personal representative or
                                            trustee, unless no legal entity is
                                            designated in the account title)

Sole proprietorship                         The owner

Partnership                                 The partnership

Corporate                                   The corporation

Association, club or tax-exempt             The organization
organization

For details on TIN requirements, ask your financial advisor or contact your local American Express Financial Advisors Inc. office for federal Form W-9, "Request for Taxpayer Identification Number and Certification." You also may obtain the form on the Internet at (http://www.irs.gov/prod/forms_pubs/).


FOREIGN INVESTORS


Tax treatment of your investment: If you are not a citizen or resident of the United States (nonresident alien), who has supplied AECC with Form W-8, Certificate of Foreign Status, interest paid on your certificate is most likely "portfolio interest" as defined in U.S. Internal Revenue Code Section 871(h). If the certificate is treated as a CDI, part of the earned income may be treated as a capital gain instead of portfolio interest. Form W-8 must be supplied with both a current mailing address and an address of foreign residency, if different. AECC will not accept purchases of certificates by nonresident aliens without an appropriately certified Form W-8 (or approved substitute). The Form W-8 in effect before January 1, 2001, must be resupplied every three calendar years. If you have supplied a Form W-8 that certifies that you are a nonresident alien, the interest income or capital gain will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person's U.S. Source Income Subject to Withholding. Your interest income or capital gain will be reported to the IRS even though it is not taxed by the U.S. government. The United States participates in various tax treaties with foreign countries. Those treaties provide that tax information may be shared upon request between the United States and such foreign governments.

Changes in tax regulation: The U.S. Internal Revenue Service has issued new regulations changing the certification requirements for nonresident aliens. As a result of the changes, new Forms W-8 have been designed and are available for use. AECC will need the new forms on file for all clients by January 1, 2001. Depending on your status, you may provide us with any one of four new Forms W-8. Most clients will use Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, but consult your tax advisor to ensure that you are using the correct form. The new Forms W-8 must be resupplied every four calendar years, up from three years with the current form.

A few other changes may affect you. Foreign trusts must apply for a permanent U.S. individual tax identification number (ITIN). Individuals applying for benefits under a tax treaty will have additional requirements.


Withholding taxes: If you fail to provide a Form W-8 as required above, you will be subject to 31% backup withholding on interest payments and withdrawals from certificates.


Estate tax: If you are a nonresident alien and you die while owning a certificate, then, depending on the circumstances, AECC generally will not act on instructions with regard to the certificate unless AECC first receives, at a minimum, a statement from persons AECC believes are knowledgeable about your estate. The statement must be satisfactory to AECC and must tell us that, on your date of death, your estate did not include any property in the United States for U.S. estate tax purposes. In other cases, we generally will not take action regarding your certificate until we receive a transfer certificate from the IRS or evidence satisfactory to AECC that the estate is being administered by an executor or administrator appointed, qualified and acting within the United States. In general, a transfer certificate requires the opening of an estate in the United States and provides assurance that the IRS will not claim your certificate to satisfy U.S. estate taxes.

Trusts: If the investor is a trust, the policies and procedures described above will apply with regard to each grantor who is a nonresident alien.

Important: The information in this prospectus is a brief and selective summary of certain federal tax rules that apply to this certificate and is based on current law and practice. Tax matters are highly individual and complex. Investors should consult a qualified tax advisor about their own position.


How Your Money Is Used and Protected

INVESTED AND GUARANTEED BY AECC

AECC, a wholly owned subsidiary of AEFC, issues and guarantees the American Express Market Strategy Certificate. We are by far the largest issuer of face amount certificates in the United States, with total assets of more than $3.7 billion and a net worth in excess of $141 million on Dec. 31, 1999.

We back our certificates by investing the money received and keeping the invested assets on deposit. Our investments generate interest and dividends, out of which we pay:

*    interest to certificate owners,


* and various expenses, including taxes, fees to AEFC for advisory and other services, distribution fees to American Express Financial Advisors Inc. and American Express Service Corporation (AESC), selling agent fees to selling agents, and transfer agent fees to American Express Client Service Corporation (AECSC).

For a review of significant events relating to our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." No national rating agency rates our certificates.


Most banks and thrifts offer investments known as CDs that are similar to our certificates in many ways. Early withdrawals of bank CDs often result in penalties. Banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. Other financial institutions and some insurance companies may offer investments with comparable combinations of safety and return on investment.


REGULATED BY GOVERNMENT


Because the American Express Market Strategy Certificate is a security, its offer and sale are subject to regulation under federal and state securities laws. (The American Express Market Strategy Certificate is a face-amount certificate. It is not a bank product, an equity investment, a form of life insurance or an investment trust.)

The federal Investment Company Act of 1940 requires us to keep investments on deposit in a segregated custodial account to protect all of our outstanding certificates. These investments back the entire value of your certificate account. Their amortized cost must exceed the required carrying value of the outstanding certificates by at least $250,000. As of Dec. 31, 1999, the amortized cost of these investments exceeded the required carrying value of our outstanding certificates by more than $238 million. The law requires us to use amortized cost for these regulatory purposes. Among other things, the law permits Minnesota statutes to govern qualified assets of AECC as described in
Note 2 to the financial statements. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date.

As a condition to regulatory relief from the SEC, AECC has agreed to maintain capital and surplus equal to 5% of outstanding liabilities on certificates (not including loans made on certificates in accordance with terms of some certificates that no longer are offered by AECC). AECC is not obligated to continue to rely on the relief and continue to comply with the conditions of the relief. Similarly, AECC has entered into a written, informal understanding with the Minnesota Commerce Department that AECC will maintain capital equal to 5% of the assets of AECC (less any loans on outstanding certificates). When computing its capital for these purposes, AECC values its assets on the basis of statutory accounting for insurance companies rather than generally accepted accounting principles.

BACKED BY OUR INVESTMENTS


Our investments are varied and of high quality. This was the composition of our portfolio as of Dec. 31, 1999:

Type of investment                                   Net amount invested

Corporate and other bonds                                   49%

Government agency bonds                                     22

Preferred stocks                                            16

Mortgages                                                   11

Municipal bonds                                              1

Cash and cash equivalents                                    1

As of Dec. 31, 1999, about 89% of our securities portfolio (including bonds and preferred stocks) is rated investment grade. For additional information regarding securities ratings, please refer to Note 3B to the financial statements.


Most of our investments are on deposit with American Express Trust Company, Minneapolis, although we also maintain separate deposits as required by certain states. American Express Trust Company is a wholly owned subsidiary of AEFC. Copies of our Dec. 31, 1999, schedule of Investments in Securities of Unaffiliated Issuers are available upon request. For comments regarding the valuation, carrying values and unrealized appreciation (depreciation) of investment securities, see Notes 1, 2 and 3 to the financial statements.


INVESTMENT POLICIES


In deciding how to diversify the portfolio -- among what types of investments in what amounts -- the officers and directors of AECC use their best judgment, subject to applicable law. The following policies currently govern our investment decisions:

Debt securities -


Most of our investments are in debt securities as referenced in the table in "Backed by Our Investments" under "How Your Money Is Used and Protected."


The price of bonds generally falls as interest rates increase, and rises as interest rates decrease. The price of a bond also fluctuates if its credit rating is upgraded or downgraded. The price of bonds below investment grade may react more to whether a company can pay interest and principal when due than to changes in interest rates. They have greater price fluctuations, are more likely to experience a default, and sometimes are referred to as junk bonds. Reduced market liquidity for these bonds may occasionally make it more difficult to value them. In valuing bonds, AECC relies both on independent rating agencies and the investment manager's credit analysis. Under normal circumstances, at least 85% of the securities in AECC's portfolio will be rated investment grade, or in the opinion of AECC's investment advisor will be the equivalent of investment grade. Under normal circumstances, AECC will not purchase any security rated below B- by Moody's Investors Service, Inc. or Standard & Poor's Corporation. Securities that are subsequently downgraded in quality may continue to be held by AECC and will be sold only when AECC believes it is advantageous to do so.


As of Dec. 31, 1999, AECC held about 11% of its investment portfolio (including bonds, preferred stocks and mortgages) in investments rated below investment grade.


Purchasing securities on margin -

We will not purchase any securities on margin or participate on a joint basis or a joint-and-several basis in any trading account in securities.

Commodities -

We have not and do not intend to purchase or sell commodities or commodity contracts except to the extent that transactions described in "Financial transactions including hedges" in this section may be considered commodity contracts.

Underwriting -

We do not intend to engage in the public distribution of securities issued by others. However, if we purchase unregistered securities and later resell them, we may be considered an underwriter (selling securities for others) under federal securities laws.

Borrowing money -


From time to time we have established a line of credit with banks if management believed borrowing was necessary or desirable. We may pledge some of our assets as security. We may occasionally use repurchase agreements as a way to borrow money. Under these agreements, we sell debt securities to our lender, and repurchase them at the sales price plus an agreed-upon interest rate within a specified period of time. There is no limit on the extent to which we may borrow money, except that borrowing must be through the sale of certificates, or must be short-term and privately arranged and not intended to be publicly offered.


Real estate -

We may invest in limited partnership interests in limited partnerships that either directly, or indirectly through other limited partnerships, invest in real estate. We may invest directly in real estate. We also invest in mortgage loans secured by real estate. We expect that equity investments in real estate, either directly or through a subsidiary of AECC, will be less than 5% of AECC's assets.

Lending securities -

We may lend some of our securities to broker-dealers and receive cash equal to the market value of the securities as collateral. We invest this cash in short-term securities. If the market value of the securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash payments to us equal to all interest, dividends and other distributions paid on the loaned securities. We will try to vote these securities if a major event affecting our investment is under consideration. We expect that outstanding securities loans will not exceed 10% of AECC's assets.

When-issued securities --


Some of our investments in debt securities are purchased on a when-issued or similar basis. It may take as long as 45 days or more before these securities are available for sale, issued and delivered to us. We generally do not pay for these securities or start earning on them until delivery. We have established procedures to ensure that sufficient cash is available to meet when-issued commitments. AECC's ability to invest in when-issued securities is not limited except by its ability to set aside cash or high quality investments to meet when-issued commitments. When-issued securities are subject to market fluctuations and they may affect AECC's investment portfolio the same as owned securities.


Financial transactions including hedges -


We buy or sell various types of options contracts for hedging purposes or as a trading technique to facilitate securities purchases or sales. We may buy interest rate caps for hedging purposes. These pay us a return if interest rates rise above a specified level. If interest rates do not rise above a specified level, the interest rate caps do not pay us a return. AECC may enter into other financial transactions, including futures and other derivatives, for the purpose of managing the interest rate exposures associated with AECC's assets or liabilities. Derivatives are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. A small change in the value of the underlying asset, security or index may cause a sizable gain or loss in the fair value of the derivative. There is not a limit on AECC's ability to enter into financial transactions to manage the interest rate risk associated with AECC's assets and liabilities, but AECC does not foresee a likelihood that it will be feasible to hedge most or all of its assets or liabilities. We do not use derivatives for speculative purposes.

Illiquid securities -

A security is illiquid if it cannot be sold in the normal course of business within seven days at approximately its current market value. Some investments cannot be resold to the U.S. public because of their terms or government regulations. All securities, however can be sold in private sales, and many may be sold to other institutions and qualified buyers or on foreign markets. AECC's investment advisor will follow guidelines established by the board and consider relevant factors such as the nature of the security and the number of likely buyers when determining whether a security is illiquid. No more than 15% of AECC's investment portfolio will be held in securities that are illiquid. In valuing its investment portfolio to determine this 15% limit, AECC will use statutory accounting under an SEC order. This means that, for this purpose, the portfolio will be valued in accordance with applicable Minnesota law governing investments of life insurance companies, rather than generally accepted accounting principles.

Restrictions -

There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.


How Your Money Is Managed

RELATIONSHIP BETWEEN AECC AND AMERICAN EXPRESS FINANCIAL CORPORATION


AECC was originally organized as Investors Syndicate of America, Inc., a Minnesota corporation, on Oct. 15, 1940, and began business as an issuer of face amount investment certificates on Jan. 1, 1941. The company became a Delaware corporation on Dec. 31, 1977, changed its name to IDS Certificate Company on April 2, 1984, and to American Express Certificate Company on April 26, 2000.

AECC files reports on Form 10-K and 10-Q with the SEC. The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Before AECC was created, AEFC (formerly known as IDS Financial Corporation), our parent company, had issued similar certificates since 1894. As of Jan. 1, 1995, IDS Financial Corporation changed its name to AEFC. AECC and AEFC have never failed to meet their certificate payments.


During its many years in operation, AEFC has become a leading manager of investments in mortgages and securities. As of Dec. 31, 1999, AEFC managed or administered investments, including its own, of more than $262 billion. American Express Financial Advisors Inc., a wholly owned subsidiary of AEFC, provides a broad range of financial planning services for individuals and businesses through its nationwide network of more than 600 supervisory offices, more than 3,800 branch offices and 9,480 financial advisors. American Express Financial Advisors' financial planning services are comprehensive, beginning with a detailed written analysis that's tailored to your needs. Your analysis may address one or all of these six essential areas: financial position, protection planning, investment planning, income tax planning, retirement planning and estate planning.


AEFC itself is a wholly owned subsidiary of American Express Company, a financial services company with executive offices at American Express Tower, World Financial Center, New York, NY 10285. American Express Company is a financial services company engaged through subsidiaries in other businesses including:

* travel related services (including American Express(R) Card operations through American Express Travel Related Services Company, Inc. and its subsidiaries); and

* international banking services (through American Express Bank Ltd. and its subsidiaries) and Travelers Cheque and related services.

CAPITAL STRUCTURE AND CERTIFICATES ISSUED


AECC has authorized, issued and has outstanding 150,000 shares of common stock, par value of $10 per share. AEFC owns all of the outstanding shares.


As of the fiscal year ended Dec. 31, 1999, AECC had issued (in face amount) $90,939,275 of installment certificates and $1,508,505,715 of single payment certificates. As of Dec. 31, 1999, AECC had issued (in face amount) $13,684,206,836 of installment certificates and $19,860,383,374 of single payment certificates since its inception in 1941.

INVESTMENT MANAGEMENT AND SERVICES


Under an Investment Advisory and Services Agreement, AEFC acts as our investment advisor and is responsible for:

*    providing investment research,

*    making specific investment recommendations,

* and executing purchase and sale orders according to our policy of obtaining the best price and execution.

All these activities are subject to direction and control by our board of directors and officers. Our agreement with AEFC requires annual renewal by our board, including a majority of directors who are not interested persons of AEFC or AECC as defined in the federal Investment Company Act of 1940.

For its services, we pay AEFC a monthly fee, equal on an annual basis to a percentage of the total book value of certain assets (included assets).

Advisory and services fee computation

Included assets                         Percentage of total book value

First $250 million                                      0.750%

Next 250 million                                        0.650

Next 250 million                                        0.550

Next 250 million                                        0.500

Any amount over 1 billion                               0.107

Included assets are all assets of AECC except mortgage loans, real estate, and any other asset on which we pay an outside advisory or service fee.

Advisory and services fee for the past three years

                                                                 Percentage of
Year                               Total fees                   included assets

1999                              $8,691,974                            0.26%

1998                               9,084,332                            0.24

1997                              17,232,602                            0.50

Estimated advisory and services fees for 2000 are $8,604,000.

Other expenses payable by AECC: The Investment Advisory and Services Agreement provides that we will pay:

*    costs incurred by us in connection with real estate and mortgages;

*    taxes;

*    depository and custodian fees;

*    brokerage commissions;

* fees and expenses for services not covered by other agreements and provided to us at our request, or by requirement, by attorneys, auditors, examiners and professional consultants who are not officers or employees of AEFC;

* fees and expenses of our directors who are not officers or employees of AEFC;

* provision for certificate reserves (interest accrued on certificate owner accounts); and

*    expenses of customer settlements not attributable to sales function.


DISTRIBUTION


Under a Distribution Agreement with American Express Financial Advisors Inc., we pay for the distribution of this certificate by American Express Financial Advisors Inc. as described below.

For certificates sold through American Express Financial Advisors Inc. we pay distribution fees as follows:

*    0.90% of the initial investment on the first day of the certificate's term;
     and

* 0.90% of the certificate's reserve at the beginning of each subsequent term.

This fee is not assessed to your certificate account.


Total distribution fees paid to American Express Financial Advisors Inc. for all series of certificates amounted to $27,950,987 during the year ended Dec. 31, 1999. We expect to pay American Express Financial Advisors Inc. distribution fees amounting to $29,408,000 during 2000.


See Note 1 to financial statements regarding deferral of distribution fee expense.

In addition, AECC may pay distributors additional compensation for distribution activities under certain circumstances. From time to time, AECC may pay or permit other promotional incentives, in cash or credit or other compensation.

American Express Financial Advisors Inc. pays commissions to its financial advisors. American Express Financial Advisors Inc. and AESC pay other selling expenses in connection with services to us. Our board of directors, including a majority of directors who are not interested persons of American Express Financial Advisors Inc. or AECC, approved these distribution agreements.


TRANSFER AGENT

Under a Transfer Agency Agreement, AECSC, a wholly owned subsidiary of AEFC, maintains certificate owner accounts and records. AECC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service.

EMPLOYMENT OF OTHER AMERICAN EXPRESS AFFILIATES


AEFC may employ an affiliate of American Express Company as executing broker for our portfolio transactions only if:

* we receive prices and executions at least as favorable as those offered by qualified independent brokers performing similar services;

* the affiliate charges us commissions consistent with those charged to comparable unaffiliated customers for similar transactions; and

* the affiliate's employment is consistent with the terms of the current Investment Advisory and Services Agreement and federal securities laws.


DIRECTORS AND OFFICERS


AECC's sole shareholder, AEFC, elects the board of directors that oversees AECC's operations. The board annually elects the directors, chairman, president and controller for a term of one year. The president appoints the other executive officers.


We paid a total of $32,000 during 1999 to directors not employed by AEFC.


Board of directors

Rodney P. Burwell
Born  in  1939.  Director  beginning  in  1999.  Chairman,   Xerxes  Corporation
(fiberglass storage tanks). Director, Fairview Corporation.

Charles W. Johnson
Born in 1929. Director since 1989. Director, Communications Holdings, Inc. Acting president of Fisk University from 1998 to 1999. Former vice president and group executive, Industrial Systems, with Honeywell, Inc. Retired 1989.

Jean  B.  Keffeler
Born in 1945. Director beginning in 1999. Independent management consultant.

Richard W. Kling
Born in 1940. Director since 1996. Chairman of the board of directors from 1996 to 2000. Director of IDS Life Insurance Company since 1984; president since 1994. Executive vice president of Marketing and Products of AEFC from 1988 to 1994. Senior vice president of AEFC since 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers of IDS Life Variable Annuity Funds A and B.

Thomas R. McBurney
Born in 1938. Director beginning in 1999. President, McBurney Management Advisors. Director, The Valspar Corporation (paints), Wenger Corporation, Allina, Space Center Enterprises and Greenspring Corporation.

Paula R. Meyer*
Born in 1954. President since 1998. Piper Capital Management (PCM) President from 1997 to 1998. PCM Director of Marketing from 1995 to 1997. PCM Director of Retail Marketing from 1993 to 1995.

Pamela J. Moret*
Born in 1956. Director since December 1999. Chair of the board of directors since January 2000. Senior vice president - Investment Products since November 1999. Vice president Variable Assets & Services from 1997 to 1999. Vice president - Retail Services Group from 1996 to 1997. Vice president -
Communications from 1992 to 1996. Various attorney positions in General Counsel's Office from 1982 to 1992.

*"Interested Person" of AECC as that term is defined in Investment Company Act of 1940.

Executive officers

Paula R. Meyer
Born in 1954. President since 1998.

Jeffrey S. Horton
Born in 1961. Vice president and treasurer since 1997. Vice president and corporate treasurer of AEFC since 1997. Controller, American Express Technologies - Financial Services of AEFC from July 1997 to December 1997. Controller, Risk Management Products of AEFC from 1994 to 1997. Director of finance and analysis, Corporate Treasury of AEFC from 1990 to 1994.

Timothy S. Meehan
Born in 1957. Secretary since 1995. Secretary of AEFC and American Express Financial Advisors Inc. since 1995. Senior counsel to AEFC since 1995. Counsel from 1990 to 1995.

Lorraine R. Hart
Born in 1951. Vice president - Investments since 1994. Vice president - Insurance Investments of AEFC since 1989. Vice president - Investments of IDS Life Insurance Company since 1992.

Bruce A. Kohn
Born in 1951. Vice president and general counsel since 1993. Senior counsel to AEFC since 1996. Counsel to AEFC from 1992 to 1996. Associate counsel from 1987 to 1992.

Philip C. Wentzel
Born in 1961. Vice president and controller of AECC since January 2000. Vice president - Finance, Insurance Products of AEFC since 1997. Vice president and controller of IDS Life since 1998. Director, Financial Reporting and Analysis - IDS Life from 1992 to 1997.

The officers and directors as a group beneficially own less than 1% of the common stock of American Express Company.

AECC has provisions in its bylaws relating to the indemnification of its officers and directors against liability, as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.


INDEPENDENT AUDITORS


A firm of independent auditors audits our financial statements at the close of each fiscal year (Dec. 31). Copies of our annual financial statements (audited) and semiannual financial statements (unaudited) are available to any certificate owner upon request.


Ernst & Young LLP, Minneapolis, has audited our financial statements at Dec. 31, 1999 and 1998 and for each of the years in the three-year period ended Dec. 31, 1999. These statements are included in this prospectus. Ernst & Young LLP is also the auditor for American Express Company, the parent company of AEFC and AECC.

AMERICAN EXPRESS CERTIFICATES


Other certificates issued by AECC: Your American Express financial advisor can give you more information on five other certificates issued by AECC. These certificates offer a wide range of investment terms and features.

American Express Cash Reserve Certificate -- A single payment certificate that permits additional investments on which AECC guarantees interest in advance for a three-month term.

American Express Flexible Savings Certificate -- A single payment certificate that permits additional investments and on which AECC guarantees interest in advance for a term of six, 12, 18, 24, 30 or 36 months.

American Express Installment Certificate -- An installment payment certificate that declares interest in advance for a three-month period and offers bonuses in the third through sixth years for regular investments.

American Express Preferred Investors Certificate -- A single payment certificate that combines a competitive fixed rate of return with AECC's guarantee of principal for large investments of $250,000 to $5 million.

American Express Stock Market Certificate -- A single payment certificate that calculates all or part of your interest based on stock market performance, as measured by a broad market index, with AECC's guarantee of return of principal.

Appendix

Description of corporate bond ratings

Bond ratings concern the quality of the issuing corporation. They are not an opinion of the market value of the security. Such ratings are opinions on whether the principal and interest will be repaid when due. A security's rating may change which could affect its price. Ratings by Moody's Investors Service, Inc. are Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C. Ratings by Standard & Poor's Corporation are AAA, AA, A, BBB, BB, B, CCC, CC, C and D.

Aaa/AAA -- Judged to be of the best quality and carry the smallest degree of investment risk. Interest and principal are secure.

Aa/AA --- Judged to be high-grade although margins of protection for interest and principal may not be quite as good as Aaa or AAA rated securities.

A --- Considered upper-medium grade. Protection for interest and principal is deemed adequate but may be susceptible to future impairment.

Baa/BBB -- Considered medium-grade obligations. Protection for interest and principal is adequate over the short-term; however, these obligations may have certain speculative characteristics.

Ba/BB -- Considered to have speculative elements. The protection of interest and principal payments may be very moderate.

B -- Lack characteristics of more desirable investments. There may be small assurance over any long period of time of the payment of interest and principal.

Caa/CCC -- Are of poor standing. Such issues may be in default or there may be risk with respect to principal or interest.

Ca/CC -- Represent obligations that are highly speculative. Such issues are often in default or have other marked shortcomings.

C -- Are obligations with a higher degree of speculation. These securities have major risk exposures to default.

D -- Are in payment default. The D rating is used when interest payments or principal payments are not made on the due date.

Non-rated securities will be considered for investment. When assessing each non-rated security, AECC will consider the financial condition of the issuer or the protection afforded by the terms of the security.

Quick telephone reference*

800-862-7919                  American Express Easy Access Line
                              Account value, cash transaction information, current rate information (automated response for Touchtone(R) phones only)

800-862-7919                  Client Service Organization
                              Withdrawals, transfers, inquiries

800-846-4852                  TTY Service
                              For the hearing impaired

*You may experience delays when call volumes are high




American Express Market Strategy Certificate
200 AXP Financial Center
Minneapolis, MN 55474
Web site address:
http://www.americanexpress.com/advisors


Distributed by
American Express
Financial Advisors Inc.

S-6008 P (4/00)

Annual Financial Information

Summary of selected financial information
--------------------------------------------------------------------------------

The following selected financial information has been derived from the audited financial statements and should be read in conjunction with those statements and the related notes to financial statements. Also see "Management's discussion and analysis of financial condition and results of operations" for additional comments.


Year Ended Dec. 31,                                        1999           1998            1997            1996          1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                                     ($ thousands)
Statement of Operations Data:
Investment income                                           $254,344        $273,135        $258,232       $251,481      $256,913
Investment expenses                                           77,235          76,811          70,137         62,851        62,817
----------------------------------------------------------------------------------------------------------------------------------

Net investment income before provision for
  certificate reserves and income tax (expense) benefit      177,109         196,324         188,095        188,630       194,096
Net provision for certificate reserves                       138,555         167,108         165,136        171,968       176,407
----------------------------------------------------------------------------------------------------------------------------------

Net investment income before income
  tax (expense) benefit                                       38,554          29,216          22,959         16,662        17,689
Income tax (expense) benefit                                  (4,615)            265           3,682          6,537         9,097
----------------------------------------------------------------------------------------------------------------------------------

Net investment income                                         33,939          29,481          26,641         23,199        26,786
----------------------------------------------------------------------------------------------------------------------------------

Net realized gain (loss) on investments:
  Securities of unaffiliated issuers                           1,250           5,143             980           (444)          452
  Other - unaffiliated                                             -               -               -            101          (120)
----------------------------------------------------------------------------------------------------------------------------------

Net realized gain (loss) on investments
  before income taxes                                          1,250           5,143             980           (343)          332
Income tax (expense) benefit                                    (437)         (1,800)           (343)           120          (117)
----------------------------------------------------------------------------------------------------------------------------------

Net realized gain (loss) on investments                          813           3,343             637           (223)          215
Net income - wholly owned subsidiary                               4           1,646             328          1,251           373
----------------------------------------------------------------------------------------------------------------------------------

Net income                                                   $34,756         $34,470         $27,606        $24,227       $27,374
----------------------------------------------------------------------------------------------------------------------------------

Cash Dividends Declared                                      $40,000         $29,500              $-        $65,000            $-
----------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data:
Total assets                                              $3,761,068      $3,834,244      $4,053,648     $3,563,234    $3,912,131
Certificate loans                                             28,895          32,343          37,098         43,509        51,147
Certificate reserves                                       3,536,659       3,404,883       3,724,978      3,283,191     3,628,574
Stockholder's equity                                         141,702         222,033         239,510        194,550       250,307
----------------------------------------------------------------------------------------------------------------------------------

IDS Certificate Company (IDSC) is 100% owned by American Express Financial Corporation (Parent).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations:

IDS Certificate Company's (IDSC) earnings are derived primarily from the after-tax yield on invested assets less investment expenses and interest credited on certificate reserve liabilities. Changes in earnings' trends occur largely due to changes in the rates of return on investments and the rates of interest credited to certificate owner accounts, and also due to changes in the mix of fully taxable and tax-advantaged investments in the IDSC portfolio.

During 1999, total assets decreased $73 million whereas certificate reserves increased $132 million. The decreases in total assets and accounts payable and accrued liabilities resulted primarily from net repayments under reverse repurchase agreements of $116 million. The decrease in total assets reflects also, a decrease in net unrealized appreciation on investment securities classified as available for sale of $115 million. The increase in certificate reserves resulted primarily from interest accruals of $203 million offset by certificate maturities and surrenders exceeding certificate sales by $71 million.

During 1998, total assets and certificate reserves decreased $219 million and $320 million, respectively. The decreases in total assets and certificate reserves resulted primarily from certificate maturities and surrenders exceeding certificate sales. The excess of certificate maturities and surrenders over certificate sales resulted primarily from lower accrual rates declared by IDSC during 1998. The decrease in total assets in 1998 reflects also, a decrease in net unrealized appreciation on investment securities classified as available for sale of $35 million.

1999 Compared to 1998:

Gross investment income decreased 6.9% due primarily to a lower average balance of invested assets.

Investment expenses increased slightly in 1999. The slight increase resulted primarily from the net of higher amortization of premiums paid for index options of $10.1 million and lower interest expense on reverse repurchase and interest rate swap agreements of $6.5 million, lower distribution fees of $2.3 million and lower investment advisory and services and transfer agent fees of $.8 million.

Net provision for certificate reserves decreased 17.1% due primarily to lower accrual rates during 1999.

The decrease in income tax benefit resulted primarily from less tax-advantaged investment income.

1998 Compared to 1997:

Gross investment income increased 5.8% due primarily to a higher average balance of invested assets, partially offset by slightly lower yields.

Investment expenses increased 9.5% in 1998. The increase resulted primarily from higher amortization of premiums paid for index options of $6.4 million, higher interest expense on reverse repurchase and interest rate swap agreements of $5.2 million, and $3.9 million of fees paid under a transfer agent agreement with American Express Client Service Corporation effective Jan. 1, 1998. Prior to Jan. 1, 1998, transfer agent services were provided by AEFC under the investment advisory and services fee agreement. These higher expenses were partially offset by lower investment advisory and services fees of $8.1 million and lower distribution fees of $.7 million.

Net provision for certificate reserves increased 1.2% due primarily to the net of a higher average balance of certificate reserves and lower accrual rates during 1998.

The decrease in income tax benefit resulted primarily from less tax-advantaged investment income.

Liquidity and cash flow:

IDSC's principal sources of cash are payments from sales of face-amount certificates and cash flows from investments. In turn, IDSC's principal uses of cash are payments to certificate owners for matured and surrendered certificates, purchase of investments and payments of dividends to its Parent.

Certificate sales remained strong in 1999 reflecting clients' ongoing desire for safety of principal. Sales of certificates totaled $1.5 billion in 1999 compared to $1.1 billion in 1998 and $1.5 billion in 1997. The higher certificate sales in 1999 over 1998 resulted primarily from special promotions of the seven- and 13-month term IDS Flexible Savings Certificate which produced sales of $295 million. Certificate sales in 1999 benefited also, from higher sales of the IDS Market Strategy Certificate and American Express Investors Certificate of $95 million and $118 million, respectively.

A special promotion of the seven-month term IDS Flexible Savings Certificate was offered from March 10, 1999 to June 8, 1999, and applied only to sales of new certificate accounts during the promotion period. Certificates sold during the promotion period received a special interest rate, determined on a weekly basis, of 100 basis points (1.00%) above the Bank Rate Monitor Top 25 Market AverageTM of comparable length certificates of deposit. Certificate sales during the promotion period totaled $168 million.

In August of 1999, IDSC introduced special seven- and 13-month term IDS Flexible Savings Certificates that offer interest rates competitive with those of certificates of deposit offered online by an affiliated company of IDSC. This special offer applies to both new and existing certificate accounts and will end April 26, 2000. Sales of the seven- and 13-month term IDS Flexible Savings Certificate receive a special interest rate of 70 basis points (.70%) and 80 basis points (.80%), respectively, over the rate in effect at the time of sale for the six- and 12-month term IDS Flexible Savings Certificate, respectively. Certificate sales since introduction in August of 1999 totaled $127 million.

Certificate maturities and surrenders totaled $1.7 billion during both 1999 and 1998 compared to $1.3 billion in 1997. The higher certificate maturities and surrenders in 1998 compared to 1997, resulted primarily from $242 million of surrenders of the seven- and 13-month term IDS Flexible Savings Certificate which were sold from Sept. 10, 1997 to Nov. 25, 1997. These surrenders resulted primarily from lower accrual rates declared by IDSC at term renewal, reflecting interest rates available in the marketplace.

IDSC, as an issuer of face-amount certificates, is affected whenever there is a significant change in interest rates. In view of the uncertainty in the investment markets and due to the short-term repricing nature of certificate reserve liabilities, IDSC continues to invest in securities that provide for more immediate, periodic interest/principal payments, resulting in improved liquidity. To accomplish this, IDSC continues to invest much of its cash flow in intermediate-term bonds and mortgage-backed securities.

IDSC's investment program is designed to maintain an investment portfolio that will produce the highest possible after-tax yield within acceptable risk standards with additional emphasis on liquidity. The program considers investment securities as investments acquired to meet anticipated certificate owner obligations.

Under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. The available-for-sale classification does not mean that IDSC expects to sell these securities, but that under SFAS No. 115 positive intent criteria, these securities are available to meet possible liquidity needs should there be significant changes in market interest rates or certificate owner demand. See notes 1 and 3 to the financial statements for additional information relating to SFAS No. 115.

At Dec. 31, 1999, securities classified as held to maturity and carried at amortized cost were $.5 billion. Securities classified as available for sale and carried at fair value were $2.6 billion. These securities, which comprise 84% of IDSC's total invested assets, are well diversified. Of these securities, approximately 97% have fixed maturities of which 89% are of investment grade. Other than U.S. Government Agency mortgage-backed securities, no one issuer represents more than 1% of total securities. See note 3 to financial statements for additional information on ratings and diversification.

During the year ended Dec. 31, 1999, securities classified as available for sale were sold with an amortized cost and fair value of $102 million and $105 million, respectively. The securities were sold in general management of the investment portfolio. There were no sales of held-to-maturity securities during the year ended Dec. 31, 1999.

There were no transfers of available-for-sale or held-to-maturity securities during the years ended Dec. 31, 1999 and 1998.

Market risk and derivative financial instruments:

The sensitivity analysis of two different tests of market risk discussed below estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates and a 10% decline in a major stock market index. Computation of the prospective effects of hypothetical interest rate and major stock market index changes are based on numerous assumptions, including relative levels of market interest rates and the major stock market index level, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different than what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

IDSC primarily invests in intermediate-term and long-term fixed income securities to provide its certificate owners with a competitive rate of return on their certificates while managing risk. These investment securities provide IDSC with a historically dependable and targeted margin between the interest rate earned on investments and the interest rate credited to certificate owners' accounts. IDSC does not invest in securities to generate trading profits for its own account.

IDSC's Investment Committee, which comprises senior business managers, meets regularly to review models projecting different interest rate scenarios and their impact on IDSC's profitability. The committee's objective is to structure IDSC's portfolio of investment securities based upon the type and behavior of the certificates in the certificate reserve liabilities, to achieve targeted levels of profitability and meet certificate contractual obligations.

Rates credited to certificate owners' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, IDSC's margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategies include the purchase of derivatives, such as interest rate caps, corridors, floors and swaps, for hedging purposes. On two series of certificates, interest is credited to the certificate owners' accounts based upon the relative change in a major stock market index between the beginning and end of the certificates' terms. As a means of hedging its obligations under the provisions of these certificates, the committee purchases and writes call options on the major stock market index. See note 9 to the financial statements for additional information regarding derivative financial instruments.

The negative impact on IDSC's pretax earnings of the 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 1999 and 1998, would be approximately $8.2 million and $7.5 million for 1999 and 1998, respectively. The 10% decrease in a major stock market index level would have a minimal impact on IDSC's pretax earnings as of Dec. 31, 1999 and 1998, because the income effect is a decrease in option income and a corresponding decrease in interest credited to the IDS and American Express Stock Market Certificate owners' accounts.

Year 2000:

IDSC is a wholly owned  subsidiary  of American  Express  Financial  Corporation
(AEFC), which is a wholly owned subsidiary of American Express Company (American Express). All of the major systems used by IDSC are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. American Express coordinated the Year 2000 (Y2K) efforts on behalf of all of its businesses and subsidiaries. Representatives of AEFC participated in these efforts.

IDSC, to date, has not experienced any material systems failures related to the Y2K rollover. American Express' and AEFC's remediation plan for the Y2K issue is discussed in detail in IDSC's 1998 10-K report and 1999 10-Q reports. American Express and AEFC will continue their Y2K monitoring and address any issues that may arise from internal systems or those of third parties. American Express' and AEFC's cumulative costs since inception of the Y2K initiative were $505 million and $68 million, respectively, through Dec. 31, 1999, and are expected to be approximately $10 million and $0.8 million, respectively, in 2000. The majority of these costs are managed by and included in American Express' Corporate and Other segment, as most remediation efforts are related to systems that are maintained by the American Express Technologies organization. Costs related to Y2K have not had a material adverse effect on IDSC's results of operations or financial condition.

Ratios:

The ratio of stockholder's  equity,  excluding  accumulated other  comprehensive
(loss) income net of tax, to total assets less certificate loans and net unrealized holding gains/losses on investment securities (capital to asset ratio) at Dec. 31, 1999 and 1998 was 5.5% and 5.6%, respectively. Under an informal agreement established with the Commissioner of Commerce for the State of Minnesota, IDSC has agreed to maintain at all times a minimum capital to asset ratio of 5.0%.

IDS Certificate Company

Responsibility for Preparation of Financial Statements

The management of IDS Certificate Company (IDSC) is responsible for the preparation and fair presentation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States which are appropriate in the circumstances, and include amounts based on the best judgment of management. IDSC's management is also responsible for the accuracy and consistency of other financial information included in the prospectus.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, IDSC maintains a system of internal control over financial reporting. The system is designed to provide reasonable, but not absolute, assurance with respect to the reliability of IDSC's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes an organizational structure with clearly defined lines of responsibility, policies and procedures, a Code of Conduct, and the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management throughout the year. IDSC's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting.

Report of Independent Auditors

The Board of Directors and Security Holders
IDS Certificate Company:

We have audited the accompanying balance sheets of IDS Certificate Company, a wholly owned subsidiary of American Express Financial Corporation, as of December 31, 1999 and 1998, and the related statements of operations, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the management of IDS Certificate Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1999 and 1998 by correspondence with custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDS Certificate Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




ERNST & YOUNG  LLP
Minneapolis, Minnesota
February 3, 2000

Balance Sheets, Dec. 31,
------------------------------------------------------------------------------------------------------------------------------------

Assets
Qualified Assets (note 2)                                                                                 1999          1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ($ thousands)
Investments in unaffiliated issuers (notes 3, 4 and 10):
  Cash and cash equivalents                                                                                 $47,086            $-
  Held-to-maturity securities                                                                               464,648       592,815
  Available-for-sale securities                                                                           2,620,747     2,710,545
  First mortgage loans on real estate                                                                       378,047       334,280
  Certificate loans - secured by certificate reserves                                                        28,895        32,343
Investments in and advances to affiliates                                                                       422           418
----------------------------------------------------------------------------------------------------------------------------------

Total investments                                                                                         3,539,845     3,670,401
----------------------------------------------------------------------------------------------------------------------------------

Receivables:
  Dividends and interest                                                                                     41,584        46,579
  Investment securities sold                                                                                    953         3,085
----------------------------------------------------------------------------------------------------------------------------------

Total receivables                                                                                            42,537        49,664
----------------------------------------------------------------------------------------------------------------------------------

Other (note 9)                                                                                              123,845        96,213
----------------------------------------------------------------------------------------------------------------------------------

Total qualified assets                                                                                    3,706,227     3,816,278
----------------------------------------------------------------------------------------------------------------------------------

Other Assets
------------------------------------------------------------------------------------------------------------------------------------

Deferred federal income taxes (note 8)                                                                       42,590         1,095
Due from affiliate                                                                                                -         1,082
Deferred distribution fees and other                                                                         12,251        15,789
----------------------------------------------------------------------------------------------------------------------------------

Total other assets                                                                                           54,841        17,966
----------------------------------------------------------------------------------------------------------------------------------


Total assets                                                                                             $3,761,068    $3,834,244
----------------------------------------------------------------------------------------------------------------------------------


Balance Sheets, Dec. 31, (continued)
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholder's Equity

Liabilities                                                                                               1999          1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            ($ thousands)
Certificate Reserves (note 5):
  Installment certificates:
    Reserves to mature                                                                                     $263,204      $309,110
    Additional credits and accrued interest                                                                  10,932        15,062
    Advance payments and accrued interest                                                                       838           894
    Other                                                                                                        56            55
  Fully paid certificates:
    Reserves to mature                                                                                    3,120,351     2,909,891
    Additional credits and accrued interest                                                                 140,988       169,514
  Due to unlocated certificate holders                                                                          290           357
----------------------------------------------------------------------------------------------------------------------------------

Total certificate reserves                                                                                3,536,659     3,404,883
----------------------------------------------------------------------------------------------------------------------------------

Accounts Payable and Accrued Liabilities:
  Due to Parent (note 7A)                                                                                       733           771
  Due to Parent for federal income taxes                                                                      4,126         7,381
  Due to other affiliates (notes 7B through 7E)                                                                 515           426
  Reverse repurchase agreements                                                                              25,000       141,000
  Payable for investment securities purchased                                                                 1,734         2,211
  Other (notes 9 and 10)                                                                                     50,599        55,539
----------------------------------------------------------------------------------------------------------------------------------

Total accounts payable and accrued liabilities                                                               82,707       207,328
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities                                                                                         3,619,366     3,612,211
----------------------------------------------------------------------------------------------------------------------------------

Commitments (note 4)
----------------------------------------------------------------------------------------------------------------------------------

Stockholder's Equity (notes 5B, 5C, and 6)
----------------------------------------------------------------------------------------------------------------------------------

Common stock, $10 par - authorized and issued 150,000 shares                                                  1,500         1,500
Additional paid-in capital                                                                                  143,844       143,844
Retained earnings:
  Appropriated for predeclared additional credits/interest                                                    2,879         3,710
  Appropriated for additional interest on advance payments                                                       10            10
  Unappropriated                                                                                             59,210        63,623
Accumulated other comprehensive (loss) income - net of tax (note 1)                                         (65,741)        9,346
----------------------------------------------------------------------------------------------------------------------------------

Total stockholder's equity                                                                                  141,702       222,033
----------------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholder's equity                                                               $3,761,068    $3,834,244
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.



Statements of Operations
----------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        ($ thousands)
Investment Income
Interest income from unaffiliated investments:
  Bonds and notes                                                                           $188,062       $209,408      $191,190
  Mortgage loans on real estate                                                               27,294         18,173        18,053
  Certificate loans                                                                            1,662          1,896         2,200
Dividends                                                                                     35,228         40,856        44,543
Other                                                                                          2,098          2,802         2,246
----------------------------------------------------------------------------------------------------------------------------------

Total investment income                                                                      254,344        273,135       258,232
----------------------------------------------------------------------------------------------------------------------------------

Investment Expenses
Parent and affiliated company fees (note 7):
  Distribution                                                                                31,484         33,783        34,507
  Investment advisory and services                                                             8,692          9,084        17,233
  Transfer agent                                                                               3,572          3,932             -
  Depository                                                                                     238            250           238
Options (note 9)                                                                              31,095         21,012        14,597
Interest rate caps, corridors and floors (note 9)                                                  -              -            35
Reverse repurchase agreements                                                                    677          3,689         1,217
Interest rate swap agreements (note 9)                                                         1,146          4,676         1,956
Other                                                                                            331            385           354
----------------------------------------------------------------------------------------------------------------------------------

Total investment expenses                                                                     77,235         76,811        70,137
----------------------------------------------------------------------------------------------------------------------------------

Net investment income before provision for certificate
  reserves and income tax (expense) benefit                                                 $177,109       $196,324      $188,095
----------------------------------------------------------------------------------------------------------------------------------



Statements of Operations (continued)
------------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       ($ thousands)
Provision for Certificate Reserves (notes 5 and 9)
According to the terms of the certificates:
  Provision for certificate reserves                                                         $11,493         $9,623        $9,796
  Interest on additional credits                                                                 874          1,032         1,244
  Interest on advance payments                                                                    33             44            50
Additional credits/interest authorized by IDSC:
  On fully paid certificates                                                                 118,371        146,434       141,515
  On installment certificates                                                                  8,676         11,001        13,560
----------------------------------------------------------------------------------------------------------------------------------

Total provision for certificate reserves before reserve recoveries                           139,447        168,134       166,165
Reserve recoveries from terminations prior to maturity                                          (892)        (1,026)       (1,029)
----------------------------------------------------------------------------------------------------------------------------------

Net provision for certificate reserves                                                       138,555        167,108       165,136
----------------------------------------------------------------------------------------------------------------------------------

Net investment income before income tax (expense) benefit                                     38,554         29,216        22,959
Income tax (expense) benefit (note 8)                                                         (4,615)           265         3,682
----------------------------------------------------------------------------------------------------------------------------------

Net investment income                                                                         33,939         29,481        26,641
----------------------------------------------------------------------------------------------------------------------------------

Net realized gain on investments
  Securities of unaffiliated issuers before income tax expense                                 1,250          5,143           980
----------------------------------------------------------------------------------------------------------------------------------

  Income tax (expense) benefit (note 8):
    Current                                                                                   (1,151)        (1,800)         (304)
    Deferred                                                                                     714              -           (39)
----------------------------------------------------------------------------------------------------------------------------------

  Total income tax expense                                                                      (437)        (1,800)         (343)
----------------------------------------------------------------------------------------------------------------------------------

Net realized gain on investments                                                                 813          3,343           637
----------------------------------------------------------------------------------------------------------------------------------

Net income - wholly owned subsidiary                                                               4          1,646           328
----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                                   $34,756        $34,470       $27,606
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.


Statements of Comprehensive Income
----------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       ($ thousands)

Net income                                                                                   $34,756        $34,470       $27,606
----------------------------------------------------------------------------------------------------------------------------------

Other comprehensive (loss) income (note 1)
  Unrealized (losses) gains on available-for-sale
  securities:
    Unrealized holding (losses) gains arising during year                                   (112,460)       (32,020)       26,639
    Income tax benefit (expense)                                                              39,361         11,207        (9,324)
----------------------------------------------------------------------------------------------------------------------------------

    Net unrealized holding (losses) gains arising during period                              (73,099)       (20,813)       17,315
----------------------------------------------------------------------------------------------------------------------------------

    Reclassification adjustment for (gains) losses included in net income                     (3,058)        (2,514)           59
    Income tax expense (benefit)                                                               1,070            880           (20)
----------------------------------------------------------------------------------------------------------------------------------

    Net reclassification adjustment for (gains) losses included in net income                 (1,988)        (1,634)           39
----------------------------------------------------------------------------------------------------------------------------------

Net other comprehensive (loss) income                                                        (75,087)       (22,447)       17,354
----------------------------------------------------------------------------------------------------------------------------------

Total comprehensive (loss) income                                                           ($40,331)       $12,023       $44,960
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.



Statements of Stockholder's Equity
------------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       ($ thousands)

Common Stock
Balance at beginning and end of year                                                          $1,500         $1,500        $1,500
----------------------------------------------------------------------------------------------------------------------------------

Additional Paid-in Capital
Balance at beginning and end of year                                                        $143,844       $143,844      $143,844
----------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Appropriated for predeclared additional credits/interest (note 5B)
Balance at beginning of year                                                                  $3,710         $6,375       $11,989
Transferred to unappropriated retained earnings                                                 (831)        (2,665)       (5,614)
----------------------------------------------------------------------------------------------------------------------------------

Balance at end of year                                                                        $2,879         $3,710        $6,375
----------------------------------------------------------------------------------------------------------------------------------

Appropriated for additional interest on advance payments (note 5C)
Balance at beginning of year                                                                     $10            $50           $50
Transferred to unappropriated retained earnings                                                    -            (40)            -
----------------------------------------------------------------------------------------------------------------------------------

Balance at end of year                                                                           $10            $10           $50
----------------------------------------------------------------------------------------------------------------------------------

Unappropriated (note 6)
Balance at beginning of year                                                                 $63,623        $55,948       $22,728
Net income                                                                                    34,756         34,470        27,606
Transferred from appropriated retained earnings                                                  831          2,705         5,614
Cash dividends declared                                                                      (40,000)       (29,500)            -
----------------------------------------------------------------------------------------------------------------------------------

Balance at end of year                                                                       $59,210        $63,623       $55,948
----------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive (loss) income -
  net of tax (note 1)
Balance at beginning of year                                                                  $9,346        $31,793       $14,439
Net other comprehensive (loss) income                                                        (75,087)       (22,447)       17,354
----------------------------------------------------------------------------------------------------------------------------------

Balance at end of year                                                                      ($65,741)        $9,346       $31,793
----------------------------------------------------------------------------------------------------------------------------------

Total stockholder's equity                                                                  $141,702       $222,033      $239,510
----------------------------------------------------------------------------------------------------------------------------------

See notes to financial statements.


Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      ($ thousands)
Cash Flows from Operating Activities
Net income                                                                                   $34,756        $34,470       $27,606
Adjustments to reconcile net income to net
cash provided by operating activities:
  Net income of wholly owned subsidiary                                                           (4)        (1,646)         (328)
  Net provision for certificate reserves                                                     138,555        167,108       165,136
  Interest income added to certificate loans                                                  (1,037)        (1,180)       (1,414)
  Amortization of premiums/discounts-net                                                      29,030         22,620        15,484
  Provision for deferred federal income taxes                                                 (1,063)        (3,088)       (2,266)
  Net realized gain on investments before income taxes                                        (1,250)        (5,143)         (980)
  Decrease (increase) in dividends and interest receivable                                     4,995          2,238        (4,804)
  Decrease in deferred distribution fees                                                       3,533          5,310         4,434
  Decrease (increase) in other assets                                                          1,082         (1,082)            -
  (Decrease) increase in other liabilities                                                   (18,390)        16,814           443
----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                                    190,207        236,421       203,311
----------------------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Maturity and redemption of investments:
  Held-to-maturity securities                                                                134,907        161,649        76,678
  Available-for-sale securities                                                              426,257        468,218       408,019
  Other investments                                                                           73,387         76,894        79,929
Sale of investments:
  Held-to-maturity securities                                                                      -          6,245        33,910
  Available-for-sale securities                                                              107,244        344,901       160,207
Certificate loan payments                                                                      4,162          4,006         4,814
Purchase of investments:
  Held-to-maturity securities                                                                 (6,785)        (1,034)       (4,565)
  Available-for-sale securities                                                             (554,270)      (663,347)   (1,283,620)
  Other investments                                                                         (102,183)      (189,905)      (62,831)
Certificate loan fundings                                                                     (3,680)        (3,703)       (5,021)
----------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities                                          $79,039       $203,924     ($592,480)
----------------------------------------------------------------------------------------------------------------------------------



Statements of Cash Flows (continued)
------------------------------------------------------------------------------------------------------------------------------------

Year ended Dec. 31,                                                                       1999            1998          1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      ($ thousands)
Cash Flows from Financing Activities
Payments from certificate owners                                                          $1,596,079     $1,192,026    $1,580,013
Proceeds from reverse repurchase agreements                                                  123,500        919,500       433,000
Dividend from wholly owned subsidiary                                                              -          8,000             -
Certificate maturities and cash surrenders                                                (1,662,239)    (1,729,871)   (1,324,175)
Payments under reverse repurchase agreements                                                (239,500)      (800,500)     (411,000)
Dividends paid                                                                               (40,000)       (29,500)            -
----------------------------------------------------------------------------------------------------------------------------------

Net cash (used in) provided by financing activities                                         (222,160)      (440,345)      277,838
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                          47,086              -      (111,331)
Cash and cash equivalents beginning of year                                                        -              -       111,331
----------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents end of year                                                        $47,086             $-            $-
----------------------------------------------------------------------------------------------------------------------------------


Supplemental Disclosures Including Non-cash Transactions:
Cash paid (received) for income taxes                                                         $9,233        ($1,217)         $104
Certificate maturities and surrenders through
  loan reductions                                                                              4,003          5,632         8,032

See notes to financial statements.


Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

1.  Nature of business and summary of significant accounting policies

Nature of business

IDS Certificate Company (IDSC) is a wholly owned subsidiary of American Express Financial Corporation (Parent), which is a wholly owned subsidiary of American Express Company. IDSC is registered as an investment company under the Investment Company Act of 1940 ("the 1940 Act") and is in the business of issuing face-amount investment certificates. The certificates issued by IDSC are not insured by any government agency. IDSC's certificates are sold primarily by American Express Financial Advisors Inc.'s (an affiliate) field force operating in 50 states, the District of Columbia and Puerto Rico. IDSC's Parent acts as investment advisor for IDSC.

On Jan. 28, 2000 the IDSC Board of Directors approved the name change of IDS Certificate Company to American Express Certificate Company to become effective April 26, 2000.

IDSC currently offers nine types of certificates with specified maturities ranging from 10 to 20 years. Within their specified maturity, most certificates have interest rate terms of one- to 36-months. In addition, two types of certificates have interest tied, in whole or in part, to any upward movement in a broad-based stock market index. Except for two types of certificates, all of the certificates are available as qualified investments for Individual Retirement Accounts or 401(k) plans and other qualified retirement plans.

IDSC's gross income is derived primarily from interest and dividends generated by its investments. IDSC's net income is determined by deducting from such gross income its provision for certificate reserves, and other expenses, including taxes, the fee paid to Parent for investment advisory and other services, and the distribution fees paid to American Express Financial Advisors, Inc.

Described below are certain accounting policies that are important to an understanding of the accompanying financial statements.

Basis of financial statement presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States. IDSC uses the equity method of accounting for its wholly owned unconsolidated subsidiary, which is the method prescribed by the Securities and Exchange Commission (SEC) for non-investment company subsidiaries of issuers of face-amount certificates. Certain amounts from prior years have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of income and expenses during the year then ended. Actual results could differ from those estimates.

Fair values of financial instruments

The fair values of financial instruments disclosed in the notes to financial statements are estimates based upon current market conditions and perceived risks, and require varying degrees of management judgment.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

Preferred stock dividend income

IDSC recognizes dividend income from cumulative redeemable preferred stocks with fixed maturity amounts on an accrual basis similar to that used for recognizing interest income on debt securities. Dividend income from perpetual preferred stock is recognized on an ex-dividend basis.

Investment securities

Cash equivalents are carried at amortized cost, which approximates fair value. IDSC has defined cash and cash equivalents as cash in banks and highly liquid investments with a maturity of three months or less at acquisition and are not interest rate sensitive.

Debt securities that IDSC has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities IDSC does not have the positive intent to hold to maturity, as well as all marketable equity securities, are classified as available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried, net of deferred income taxes, as accumulated other comprehensive income (loss) in stockholder's equity.

The basis for determining cost in computing realized gains and losses on securities is specific identification. When there is a decline in value that is other than temporary, the securities are carried at estimated realizable value with the amount of adjustment included in income.

First mortgage loans on real estate

Mortgage loans are carried at amortized cost, less reserves for losses, which is the basis for determining any realized gains or losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses.

The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

IDSC generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

Certificates

Investment certificates may be purchased either with a lump-sum payment or by installment payments. Certificate owners are entitled to receive at maturity a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves accumulate at specified percentage rates as declared by IDSC. Reserves also are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves. The payment distribution, reserve accumulation rates, cash surrender values, reserve values and other matters are governed by the 1940 Act.

Deferred distribution fee expense

On certain series of certificates, distribution fees are deferred and amortized over the estimated lives of the related certificates, which is approximately 10 years. Upon surrender prior to maturity, unamortized deferred distribution fees are recognized in expense and any related surrender charges are recognized as a reduction in provision for certificate reserves.

Federal income taxes

IDSC's taxable income or loss is included in the consolidated federal income tax return of American Express Company. IDSC provides for income taxes on a separate return basis, except that, under an agreement between Parent and American Express Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Parent and it subsidiaries that Parent will reimburse a subsidiary for any tax benefits recorded.

Accounting developments

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which was effective Jan. 1, 1999, requires the capitalization of certain costs incurred to develop or obtain software for internal use. Software utilized by IDSC is owned by Parent and is capitalized on Parent's financial statements. As a result, the new rule did not have a material impact on IDSC's results of operations or financial condition.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective Jan. 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The ultimate financial impact of adoption of the new rule will depend on the derivatives in place at adoption and cannot be estimated at this time.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
-------------------------------------------------------------------------------

2.  Deposit of assets and maintenance of qualified assets

A) Under the provisions of its certificates and the 1940 Act, IDSC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940
Act) in the amount of  $3,476,365  and  $3,353,920  at Dec.  31,  1999 and 1998,
respectively. IDSC had qualified assets of $3,805,634 at Dec. 31, 1999 and $3,799,689 at Dec. 31, 1998, excluding net unrealized depreciation on available-for-sale securities of $101,141 at Dec. 31, 1999 and unrealized appreciation of $14,378 at Dec. 31, 1998 and payable for securities purchased of $1,734 and $2,211 at Dec. 31, 1999 and 1998, respectively.

Qualified assets are valued in accordance with such provisions of Minnesota Statutes as are applicable to investments of life insurance companies. Qualified assets for which no provision for valuation is made in such statutes are valued in accordance with rules, regulations or orders prescribed by the SEC. These values are the same as financial statement carrying values, except for debt securities classified as available for sale and all marketable equity securities, which are carried at fair value in the financial statements but are valued at amortized cost for qualified asset and deposit maintenance purposes.

B) Pursuant to provisions of the certificates, the 1940 Act, the central depository agreement and to requirements of various states, qualified assets of IDSC were deposited as follows:

                                                                              Dec. 31, 1999
-----------------------------------------------------------------------------------------------------

                                                                        Required
                                                         Deposits       deposits         Excess
-----------------------------------------------------------------------------------------------------
Deposits to meet certificate
liability requirements:
States                                                          $364            $325             $39
Central Depository                                         3,682,847       3,444,056         238,791
-----------------------------------------------------------------------------------------------------

Total                                                     $3,683,211      $3,444,381        $238,830
-----------------------------------------------------------------------------------------------------

                                                                              Dec. 31, 1998
-----------------------------------------------------------------------------------------------------

                                                                        Required
                                                         Deposits       deposits         Excess
-----------------------------------------------------------------------------------------------------
Deposits to meet certificate
liability requirements:
States                                                          $364            $327             $37
Central Depository                                         3,543,964       3,317,295         226,669
-----------------------------------------------------------------------------------------------------

Total                                                     $3,544,328      $3,317,622        $226,706
-----------------------------------------------------------------------------------------------------

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

The assets on deposit at Dec. 31, 1999 and 1998 consisted of securities having a deposit value of $3,217,101 and $3,153,038, respectively; mortgage loans of $378,047 and $334,280, respectively; and other assets of $88,063 and $57,010, respectively.

American Express Trust Company is the central depository for IDSC.  See note 7C.

3.  Investments in securities

A) Fair values of investments in securities represent market prices or estimated fair values when quoted prices are not available. Estimated fair values are determined by using established procedures, involving review of market indexes, price levels of current offerings and comparable issues, price estimates and market data from independent brokers and financial files. The procedures are reviewed annually. IDSC's vice president, investments, reports to the board of directors on an annual basis regarding such pricing sources and procedures to provide assurance that fair value is being achieved.

The following is a summary of securities held to maturity and securities available for sale at Dec. 31, 1999 and 1998:



                                                                            Dec. 31, 1999
                                                      --------------------------------------------------------------
                                                                                          Gross          Gross
                                                        Amortized         Fair         unrealized      unrealized
                                                           cost           value           gains          losses
--------------------------------------------------------------------------------------------------------------------
Held to maturity:
U.S. Government and
  agencies obligations                                          $364            $365              $1             $-
Mortgage-backed securities                                    16,662          16,596             178            244
Corporate debt securities                                     78,267          78,970           1,402            699
Stated maturity preferred stock                              369,355         375,052           6,398            701
--------------------------------------------------------------------------------------------------------------------

Total                                                       $464,648        $470,983          $7,979         $1,644
--------------------------------------------------------------------------------------------------------------------
Available for sale:
Mortgage-backed securities                                  $773,120        $763,195          $2,339        $12,264
State and municipal obligations                               33,430          33,615             265             80
Corporate debt securities                                  1,743,621       1,653,271           1,944         92,294
Stated maturity preferred stock                               62,708          62,370             292            630
Perpetual preferred stock                                    109,009         108,296             574          1,287
--------------------------------------------------------------------------------------------------------------------

Total                                                     $2,721,888      $2,620,747          $5,414       $106,555
--------------------------------------------------------------------------------------------------------------------


Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------


                                                                            Dec. 31, 1998
                                                      --------------------------------------------------------------
                                                                                          Gross          Gross
                                                        Amortized         Fair         unrealized      unrealized
                                                           cost           value           gains          losses
--------------------------------------------------------------------------------------------------------------------

Held to maturity:
U.S. Government and
  agencies obligations                                          $363            $373             $10             $-
Mortgage-backed securities                                    22,366          22,986             620              -
Corporate debt securities                                    168,191         172,941           4,750              -
Stated maturity preferred stock                              401,895         428,689          26,802              8
--------------------------------------------------------------------------------------------------------------------

Total                                                       $592,815        $624,989         $32,182             $8
--------------------------------------------------------------------------------------------------------------------
Available for sale:
Mortgage-backed securities                                  $831,677        $846,864         $15,787           $600
State and municipal obligations                               32,075          33,437           1,362              -
Corporate debt securities                                  1,674,932       1,667,264          29,197         36,865
Stated maturity preferred stock                               63,257          65,822           2,637             72
Perpetual preferred stock                                     94,226          97,158           2,947             15
--------------------------------------------------------------------------------------------------------------------

Total                                                     $2,696,167      $2,710,545         $51,930        $37,552
--------------------------------------------------------------------------------------------------------------------

The amortized cost and fair value of securities held to maturity and available for sale, by contractual maturity, at Dec. 31, 1999, are shown below. Cash flows will differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                                                        Amortized         Fair
                                                                                          cost           value
--------------------------------------------------------------------------------------------------------------------
Held to maturity:
Due within 1 year                                                                            $99,538       $100,436
Due after 1 year through 5 years                                                             170,978        173,460
Due after 5 years through 10 years                                                           177,470        180,491
--------------------------------------------------------------------------------------------------------------------
                                                                                             447,986        454,387
Mortgage-backed securities                                                                    16,662         16,596
--------------------------------------------------------------------------------------------------------------------

Total                                                                                       $464,648       $470,983
--------------------------------------------------------------------------------------------------------------------
Available for sale:
Due within 1 year                                                                           $194,126       $193,874
Due after 1 year through 5 years                                                             865,161        843,409
Due after 5 years through 10 years                                                           424,966        389,598
Due after 10 years                                                                           355,506        322,375
--------------------------------------------------------------------------------------------------------------------
                                                                                           1,839,759      1,749,256
Mortgage-backed securities                                                                   773,120        763,195
Perpetual preferred stock                                                                    109,009        108,296
--------------------------------------------------------------------------------------------------------------------

Total                                                                                     $2,721,888     $2,620,747
--------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

During the years ended Dec. 31, 1999 and 1998, there were no securities classified as trading securities.

The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales during the years ended Dec. 31, 1999, 1998 and 1997, were as follows:

                                                                          1999            1998            1997
--------------------------------------------------------------------------------------------------------------------
Proceeds                                                                    $105,112        $346,353       $161,188
Gross realized gains                                                           3,270           4,487          1,292
Gross realized losses                                                            195           1,461          1,637
--------------------------------------------------------------------------------------------------------------------

There were no sales of  held-to-maturity  securities  during the year ended Dec.
31, 1999. Sales of held-to- maturity securities resulting from acceptance of a tender offer during the year ended Dec. 31, 1998 and significant credit deterioration during the year ended Dec. 31, 1997, were as follows:

                                                                                   1999         1998           1997
----------------------------------------------------------------------------------------------------------------------------------

Amortized cost                                                                    $-          $6,182        $32,969
Gross realized gains                                                               -              63          1,621
Gross realized losses                                                              -               -            680
--------------------------------------------------------------------------------------------------------------------

During the years ended Dec. 31, 1999 and 1998, no securities were reclassified from held to maturity to available for sale.

B) Investments in securities with fixed maturities comprised 84% and 85% of IDSC's total invested assets at Dec. 31, 1999 and 1998, respectively. Securities are rated by Moody's and Standard & Poors (S&P), or by Parent's internal analysts, using criteria similar to Moody's and S&P, when a public rating does not exist. A summary of investments in securities with fixed maturities by rating of investment is as follows:


Rating                                                        1999           1998
-----------------------------------------------------------------------------------------------------
Aaa/AAA                                                         36%            37%
Aa/AA                                                            2              1
Aa/A                                                             2              1
A/A                                                             15             13
A/BBB                                                            3              5
Baa/BBB                                                         31             33
Below investment grade                                          11             10
-----------------------------------------------------------------------------------------------------

                                                               100%           100%
-----------------------------------------------------------------------------------------------------

Of the securities rated Aaa/AAA, 72% and 84% at Dec. 31, 1999 and 1998, respectively, are U.S. Government Agency mortgage-backed securities that are not rated by a public rating

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

agency. Approximately 13% and 11% at Dec. 31, 1999 and 1998, respectively, of securities with fixed maturities, other than U.S. Government Agency mortgage-backed securities, are rated by Parent's internal analysts. At Dec. 31, 1999 and 1998 no one issuer, other than U.S. Government Agency mortgage-backed securities, is greater than 1% of IDSC's total investment in securities with fixed maturities.

C) IDSC reserves freedom of action with respect to its acquisition of restricted securities that offer advantageous and desirable investment opportunities. In a private negotiation, IDSC may purchase for its portfolio all or part of an issue of restricted securities. Since IDSC would intend to purchase such securities for investment and not for distribution, it would not be "acting as a distributor" if such securities are resold by IDSC at a later date.

The fair values of restricted securities are determined by the board of directors using the procedures and factors described in note 3A.

In the event IDSC were to be deemed to be a distributor of the restricted securities, it is possible that IDSC would be required to bear the costs of registering those securities under the Securities Act of 1933, although in most cases such costs would be incurred by the issuer of the restricted securities.

4.  Investments in first mortgage loans on real estate

At Dec. 31, 1999 and 1998, IDSC's recorded investment in impaired mortgage loans was $233 and $296, respectively, and the reserve for loss on those amounts was $161 and $261, respectively. During 1999, 1998 and 1997, the average recorded investment in impaired mortgage loans was $267, $331 and $743, respectively.

IDSC recognized $25, $31 and $37 of interest income related to impaired mortgage loans for the years ended Dec. 31, 1999, 1998 and 1997, respectively.

During the year ended Dec. 31, 1999, the reserve for loss on mortgage loans decreased $100 from $611 at Dec. 31, 1998, to $511 at Dec. 31, 1999. During the years ended Dec. 31, 1998 and 1997, there were no changes in the reserve for loss on mortgage loans of $611.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

At Dec. 31, 1999 and 1998, approximately 10% and 9%, respectively, of IDSC's invested assets were first mortgage loans on real estate. A summary of first mortgage loans by region and type of real estate is as follows:

Region                         1999           1998
----------------------------------------------------------------------

South Atlantic                   20%            18%
West North Central               19             21
East North Central               16             17
Mountain                         16             14
West South Central               12             12
Pacific                           7              7
New England                       5              6
Middle Atlantic                   5              5
----------------------------------------------------------------------

Total                          100%           100%
----------------------------------------------------------------------

Property Type                  1999           1998
----------------------------------------------------------------------

Office buildings                 29%            25%
Retail/shopping centers          26             28
Apartments                       17             19
Industrial buildings             15             12
Other                            13             16
----------------------------------------------------------------------

Total                          100%           100%
----------------------------------------------------------------------

The carrying amounts and fair values of first mortgage loans on real estate are as follows at Dec.31. The fair values are estimated using discounted cash flow analysis, using market interest rates currently being offered for loans with similar maturities.


                                                              Dec. 31, 1999                  Dec. 31, 1998
                                                      --------------------------------------------------------------

                                                         Carrying         Fair          Carrying          Fair
                                                          amount          value          amount          value
--------------------------------------------------------------------------------------------------------------------
First mortgage loans on real estate                         $378,558        $359,018        $334,891       $343,406
Reserve for losses                                              (511)              -            (611)             -
--------------------------------------------------------------------------------------------------------------------

Net first mortgage loans on
real estate                                                 $378,047        $359,018        $334,280       $343,406
--------------------------------------------------------------------------------------------------------------------

At Dec. 31, 1999 and 1998, commitments for fundings of first mortgage loans, at market interest rates, aggregated $800 and $60,828, respectively. IDSC employs policies and procedures to ensure the creditworthiness of the borrowers and that funds will be available on the funding date. IDSC's loan fundings are restricted to 80% or less of the market value of the real estate at the time of the loan funding. Management believes there is no fair value for these commitments.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
-------------------------------------------------------------------------------

5.  Certificate reserves

Reserves maintained on outstanding certificates have been computed in accordance with the provisions of the certificates and Section 28 of the 1940 Act. The average rates of accumulation on certificate reserves at Dec. 31, 1999 and 1998 were:

                                                                                         1999
                                                                        --------------------------------------------
                                                                                         Average       Average
                                                                                          gross        additional
                                                                         Reserve       accumulation     credit
                                                                         balance           rate          rate
--------------------------------------------------------------------------------------------------------------------
Installment certificates
Reserves to mature:
  With guaranteed rates                                                  $18,817           3.50%         .50%
  Without  guaranteed rates (A)                                          244,387              -         3.14
Additional credits and accrued interest                                   10,932           3.16            -
Advance  payments and accrued  interest (C)                                  838           3.20         1.30
Other                                                                         56              -            -
Fully paid certificates
Reserves to mature:
  With guaranteed rates                                                  129,019           3.20          .95
  Without  guaranteed  rates  (A)  and  (D)                            2,991,332              -         4.13
Additional  credits  and  accrued  interest                              140,988           3.15            -
Due  to  unlocated certificate holders                                       290              -            -
----------------------------------------------------------------------------------------------------------------------------------

Total                                                                 $3,536,659
--------------------------------------------------------------------------------------------------------------------

                                                                                          1998
                                                                     -----------------------------------------------
                                                                                         Average        Average
                                                                                          gross        additional
                                                                         Reserve      accumulation       credit
                                                                         balance          rate            rate
--------------------------------------------------------------------------------------------------------------------
Installment certificates
Reserves to mature:
  With guaranteed rates                                                  $21,018           3.50%         .50%
  Without guaranteed rates (A)                                           288,092              -         2.92
Additional credits and accrued interest                                   15,061           3.16            -
Advance payments and accrued interest (C)                                    894           3.18          .82
Other                                                                         55              -            -
Fully paid certificates
Reserves to mature:
  With guaranteed rates                                                  146,437           3.20         1.47
  Without guaranteed rates (A) and (D)                                 2,763,454              -         4.29
Additional credits and accrued interest                                  169,515           3.18            -
Due to unlocated certificate holders                                         357              -            -
----------------------------------------------------------------------------------------------------------------------------------

Total                                                                 $3,404,883
--------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements ($ in thousands unless indicated otherwise)
-------------------------------------------------------------------------------

A) There is no minimum rate of accrual on these reserves. Interest is declared periodically, quarterly or annually, in accordance with the terms of the separate series of certificates.

B) On certain series of single payment certificates, additional interest is predeclared for periods greater than one year. At Dec. 31, 1999, $2,879 of retained earnings had been appropriated for the predeclared additional interest, which represents the difference between certificate reserves on these series, calculated on a statutory basis, and the reserves maintained per books.

C) Certain series of installment certificates guarantee accrual of interest on advance payments at an average of 3.20%. IDSC has increased the rate of accrual to 4.50% through April 30, 2001. An appropriation of retained earnings amounting to $10 has been made, which represents the estimated additional accrual that will result from the increase granted by IDSC.

D) IDS Stock Market Certificate, American Express Stock Market Certificate and IDS Market Strategy Certificate enable the certificate owner to participate in any relative rise in a major stock market index without risking loss of principal. Generally the certificates have a term of 12 months and may continue for up to 20 successive terms. The reserve balance on these certificates at Dec. 31, 1999 and 1998 was $886,240 and $622,409, respectively.

E) Fair values of certificate reserves with interest rate terms of one year or less approximated the carrying values less any applicable surrender charges. Fair values for other certificate reserves are determined by a discounted cash flow analysis using interest rates currently offered for certificates with similar remaining terms, less any applicable surrender charges.

The carrying amounts and fair values of certificate reserves consisted of the following at Dec. 31, 1999 and 1998:



                                                                                  1999                            1998
                                                                     -------------------------------------------------------------

                                                                        Carrying          Fair          Carrying        Fair
                                                                         amount           value          amount         value
----------------------------------------------------------------------------------------------------------------------------------
Reserves with terms of one year or less                                   $3,246,098      $3,244,495     $3,070,001    $3,068,463
Other                                                                        290,561         294,899        334,882       350,509
----------------------------------------------------------------------------------------------------------------------------------

Total certificate reserves                                                 3,536,659       3,539,394      3,404,883     3,418,972
Unapplied certificate transactions                                               756             756            853           853
Certificate loans and accrued interest                                       (29,219)        (29,219)       (32,703)      (32,703)
----------------------------------------------------------------------------------------------------------------------------------

Total                                                                     $3,508,196      $3,510,931     $3,373,033    $3,387,122
----------------------------------------------------------------------------------------------------------------------------------

6.  Dividend restriction

Certain series of installment certificates outstanding provide that cash dividends may be paid by IDSC only in calendar years for which additional credits of at least one-half of 1% on such series of certificates have been authorized by IDSC. This restriction has been removed for 2000 and 2001 by IDSC's declaration of additional credits in excess of this requirement.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
-------------------------------------------------------------------------------

7.  Fees paid to Parent and affiliated companies ($ not in thousands)

A) The basis of computing fees paid or payable to Parent for investment advisory, joint facilities, technology support and treasury services is:

The investment advisory and services agreement with Parent provides for a graduated scale of fees equal on an annual basis to 0.750% on the first $250 million of total book value of assets of IDSC, 0.650% on the next $250 million, 0.550% on the next $250 million, 0.500% on the next $250 million and 0.107% on the amount in excess of $1 billion. Effective Jan. 1, 1998, the fee on the amount in excess of $1 billion was changed from 0.450% to 0.107%. The fee is payable monthly in an amount equal to one-twelfth of each of the percentages set forth above. Excluded from assets for purposes of this computation are first mortgage loans, real estate and any other asset on which IDSC pays an outside service fee.

B) The basis of computing fees paid or payable to American Express Financial Advisors Inc. (an affiliate) for distribution services is:

Fees payable to American Express Financial Advisors Inc. on sales of IDSC's certificates are based upon terms of agreements giving American Express Financial Advisors Inc. the exclusive right to distribute the certificates covered under the agreements. The agreements provide for payment of fees over a period of time.

From time to time, IDSC may sponsor or participate in sales promotions involving one or more of the certificates and their respective terms. These promotions may offer a special interest rate to attract new clients or retain existing clients. To cover the cost of these promotions, distribution fees paid to American Express Financial Advisors Inc. may be lowered. For the promotions of the seven- and 13-month term IDS Flexible Savings Certificate which occurred Sept. 10, 1997 to Nov. 25, 1997, the seven-month term IDS Flexible Savings Certificate which occurred March 10, 1999 to June 8, 1999, and the on-going promotion of the seven- and 13-month term IDS Flexible Savings Certificate which commenced August 4, 1999, the distribution fee was lowered to 0.067%.

The aggregate fees payable under the agreements per $1,000 face amount of installment certificates and a summary of the periods over which the fees are payable are:


                                                                                                       Number of
                                                                                                       certificate
                                                                                                       years over
                                                              Aggregate fees payable                   which
                                                      -------------------------------------------      subsequent
                                                                     First           Subsequent        years' fees
                                                      Total          year            years             are payable
-------------------------------------------------------------------------------------------------------------------
On sales effective April 30, 1997                     $25.00         $ 2.50          $22.50                9

On sales prior to April 30, 1997(a)                    30.00           6.00           24.00                4
--------------------------------------------------------------------------------------------------------------------

(a) At the end of the sixth through the 10th year, an additional fee of 0.5% is payable on the daily average balance of the certificate reserve maintained during the sixth through the 10th year, respectively.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

Effective April 30, 1997, fees on the IDS Cash Reserve and IDS Flexible Savings Certificates are paid at a rate of 0.20% of the purchase price at the time of issuance and 0.20% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date For certificates sold prior to April 30, 1997, fees were paid at a rate of 0.25% of the purchase price at the time of issuance and 0.25% of the reserves maintained for these certificates at the beginning of the second and subsequent quarters from issue date.

Fees on the IDS Future Value Certificate were paid at the rate of 5% of the purchase price at time of issuance. Effective May 1, 1997, the IDS Future Value Certificate is no longer being offered for sale.

Fees on the American Express Investors Certificate are paid at an annualized rate of 1% of the reserves maintained for the certificates. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid each quarter from date of issuance on certificates with a six-,12-, 24- or 36-month term.

Effective Jan. 1, 1997, fees on the IDS Preferred Investors Certificate are paid at the rate of 0.165% of the initial payment on issue date of the certificate and 0.165% of the certificate's reserve at the beginning of the second and subsequent quarters from issue date. For certificates sold prior to Jan 1, 1997, fees were paid at an annualized rate of 0.66% of the reserves maintained for the certificates. Fees were paid at the end of each term on certificates with a one-, two- or three-month term and each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

Effective April 28, 1999, fees on the IDS Stock Market and IDS Market Strategy Certificates are paid at a rate of 0.90% and fees on the American Express Stock Market Certificates are paid at a rate of 1.00%. For certificates sold from April 30, 1997 to April 27, 1999, fees were paid at the rate of 0.70%. For certificates sold prior to April 30, 1997, fees were paid at a rate of 1.25%. Fees are paid on the purchase price on the first day of the certificate's term and on the reserves maintained for these certificates at the beginning of each subsequent term.

C) The basis of computing depository fees paid or payable to American Express Trust Company (an affiliate) is:

--------------------------------------------------------------------------------
Maintenance charge per account         5 cents per $1,000 of assets on deposit

Transaction charge                     $20 per transaction

Security loan activity:
  Depositary Trust Company
    receive/deliver                    $20 per transaction
  Physical receive/deliver             $25 per transaction
  Exchange collateral                  $15 per transaction
--------------------------------------------------------------------------------

A transaction consists of the receipt or withdrawal of securities and commercial paper and/or a change in the security position. The charges are payable quarterly except for maintenance, which is an annual fee.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

D) The basis for computing fees paid or payable to American Express Bank Ltd. (an affiliate) for the distribution of the American Express Special Deposits Certificate on an annualized basis is:

1.25% of the reserves maintained for the certificates on an amount from $100,000 to $249,999, 0.80% on an amount from $250,000 to $499,999, 0.65% on an amount from $500,000 to $999,999 and 0.50% on an amount $1,000,000 or more. Fees are paid at the end of each term on certificates with a one-, two- or three-month term. Fees are paid at the end of each quarter from date of issuance on certificates with a six-, 12-, 24- or 36-month term.

E) The basis of computing transfer agent fees paid or payable to American Express Client Service Corporation (AECSC) (an affiliate) is:

Under a Transfer Agency Agreement effective Jan. 1, 1998, AECSC maintains certificate owner accounts and records. IDSC pays AECSC a monthly fee of one-twelfth of $10.353 per certificate owner account for this service. Prior to Jan. 1, 1998, AEFC provided this service to IDSC under the investment advisory and services agreement.

8.  Income taxes

Income tax (expense) benefit as shown in the statement of operations for the three years ended Dec. 31, consists of:

                                     1999            1998            1997
----------------------------------------------------------------------------

Federal
  Current                            ($5,978)        ($5,668)        $1,138
  Deferred                             1,063           4,183          2,266
----------------------------------------------------------------------------
                                      (4,915)         (1,485)         3,404
State                                   (137)            (50)           (65)
----------------------------------------------------------------------------

Total income tax (expense) benefit   ($5,052)        ($1,535)        $3,339
----------------------------------------------------------------------------

Income tax (expense) benefit differs from that computed by using the U.S. Statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                              1999        1998         1997
------------------------------------------------------------------------------

Federal tax expense at U.S. statutory rate   ($13,932)   ($12,026)    ($8,378)
Tax-exempt interest                               264         394         724
Dividend exclusion                              8,730      10,121      11,044
Other, net                                         23          26          14
------------------------------------------------------------------------------

Federal tax (expense) benefit                 ($4,915)    ($1,485)     $3,404
------------------------------------------------------------------------------

Deferred income taxes result from the net tax effects of temporary differences. Temporary differences are differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

purposes in future years. Principal components of IDSC's deferred tax assets and liabilities as of Dec. 31, are as follows.

Deferred tax assets                              1999            1998
-------------------------------------------------------------------------

Certificate reserves                             $21,741         $19,423
Investment reserves                                1,005             502
Investment unrealized losses                      35,399               -
Other, net                                            19              18
-------------------------------------------------------------------------

Total deferred tax assets                        $58,164         $19,943
-------------------------------------------------------------------------

Deferred tax liabilities                         1999            1998
-------------------------------------------------------------------------

Deferred distribution fees                        $4,286          $5,523
Investment unrealized gains                            -           5,032
Purchased/written call options                    10,494           7,417
Dividends receivable                                 490             553
Investments                                          261             280
Return of capital dividends                           43              43
-------------------------------------------------------------------------

Total deferred tax liabilities                    15,574          18,848
-------------------------------------------------------------------------

Net deferred tax assets                          $42,590          $1,095
-------------------------------------------------------------------------

IDSC is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that IDSC will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9.  Derivative financial instruments

IDSC enters into transactions involving derivative financial instruments as an end user (nontrading). IDSC uses these instruments to manage its exposure to interest rate risk and equity price risk, including hedging specific transactions. IDSC manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instrument will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or a major market index. IDSC is not impacted by market risk related to derivatives held because derivatives are largely used to manage risk and, therefore, the cash flows and income effects of the derivatives are inverse to the effects of the underlying hedged transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. IDSC monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral where appropriate. At Dec. 31, 1999, IDSC's counterparties to the purchased call options are five major broker/dealers that are rated AA by nationally recognized rating agencies.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts do not represent market or credit risk and are not recorded on the balance sheet.

Credit risk related to derivative financial instruments is measured by the replacement cost of those contracts at the balance sheet date. The replacement cost represents the fair value of the instrument, and is determined by market values, dealer quotes or pricing models.

IDSC's holdings of derivative financial instruments were as follows at Dec. 31, 1999 and 1998.


                                                                                  1999
                                                      --------------------------------------------------------------
                                                            Notional                                        Total
                                                          or contract      Carrying          Fair           credit
                                                             amount          value           value           risk
--------------------------------------------------------------------------------------------------------------------
Assets
  Purchased call options                                        $532        $123,845        $112,176       $112,176
--------------------------------------------------------------------------------------------------------------------

Liabilities
  Written call options                                          $532         $47,911         $65,625             $-
--------------------------------------------------------------------------------------------------------------------

                                                                                  1998
                                                      --------------------------------------------------------------
                                                            Notional                                        Total
                                                          or contract      Carrying          Fair           credit
                                                             amount          value           value           risk
--------------------------------------------------------------------------------------------------------------------

Assets
  Interest rate floors                                      $500,000             $37            $348           $348
  Purchased call options                                         448          96,176          92,357         92,357
--------------------------------------------------------------------------------------------------------------------
  Total                                                     $500,448         $96,213         $92,705        $92,705
--------------------------------------------------------------------------------------------------------------------

Liabilities
  Interest rate swaps                                       $500,000              $-          $1,488             $-
  Written call options                                           448          38,071          54,181              -
--------------------------------------------------------------------------------------------------------------------
  Total                                                     $500,448         $38,071         $55,669             $-
--------------------------------------------------------------------------------------------------------------------

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The purchased and written call options held at Dec. 31, 1999, expire throughout 2000.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------

Interest rate caps, corridors, floors and swaps, and options may be used to manage IDSC's exposure to changing interest rates. These instruments are used primarily to protect the margin between the interest earned on investments and the interest rate credited to related investment certificate owners.

The interest rate floors were reset monthly and IDSC earned interest on the notional amount to the extent the U.S. Treasury securities at "constant maturity" for a period of one year was below the reference rates specified in the floor agreements. These reference rates ranged from 4.6% to 4.7% during the period they were held. The cost of interest rate floors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses or other investment income, as appropriate.

The interest rate caps and corridors were reset quarterly and IDSC earned interest on the notional amount to the extent the London Interbank Offering Rate exceeded the reference rates specified in the cap and corridor agreements. These reference rates ranged from 4% to 9% during the period they were held. The cost of interest rate caps and corridors is amortized over the terms of the agreements on a straight line basis and is included in other qualified assets. The amortization, net of any interest earned, is included in investment expenses or other investment income, as appropriate.

The interest rate swaps were reset monthly. IDSC paid a fixed rate on the notional amount ranging from 5.46% to 5.66% and received a floating rate on the notional amount tied to the U.S. Treasury securities at "constant maturity" for a period of one year. There is no cost carried on the balance sheet. Interest earned and interest expensed under the agreements is shown net in investment expenses or other investment income, as appropriate.

IDSC offers a series of certificates which pays interest based upon the relative change in a major stock market index between the beginning and end of the certificates' term. The certificate owners have the option of participating in the full amount of increase in the index during the term (subject to a specified maximum) or a lesser percentage of the increase plus a guaranteed minimum rate of interest. As a means of hedging its obligations under the provisions of these certificates, IDSC purchases and writes call options on the major market index. The options are cash settlement options, that is, there is no underlying security to deliver at the time the contract is closed out.

Each purchased (written) call option contract confers upon the holder the right (obligation) to receive (pay) an amount equal to one hundred dollars times the difference between the level of the major stock market index on the date the call option is exercised and the strike price of the option.

The option contracts are less than one year in term. The premiums paid or received on these index options are reported in other qualified assets or other liabilities, as appropriate, and are amortized into investment expense over the life of the option. The intrinsic value of these index options is also reported in other qualified assets or other liabilities, as appropriate. Changes in the intrinsic value of these options are recognized currently in provision for certificate reserves.

Notes to Financial Statements ($ in thousands unless indicated otherwise)
--------------------------------------------------------------------------------


Following is a summary of open option contracts at Dec. 31, 1999 and 1998.

                                                                          1999
                                                      --------------------------------------------------
                                                         Contract        Average         Index at
                                                          amount      strike price       Dec. 31,1999
--------------------------------------------------------------------------------------------------------

Purchased call options                                          $532           1,326           1,469
Written call options                                             532           1,453           1,469
--------------------------------------------------------------------------------------------------------

                                                                          1998
                                                      --------------------------------------------------
                                                         Contract         Average            Index at
                                                          amount      strike price          Dec. 31,1998
--------------------------------------------------------------------------------------------------------

Purchased call options                                          $448           1,088           1,229
Written call options                                             448           1,206           1,229
--------------------------------------------------------------------------------------------------------

10.  Fair values of financial instruments

IDSC discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The fair value of the financial instruments presented may not be indicative of their future fair values. The estimated fair value of certain financial instruments such as cash and cash equivalents, receivables for dividends and interest, investment securities sold and other trade receivables, accounts payable due to Parent and affiliates, payable for investment securities purchased and other accounts payable and accrued expenses are approximated to be the carrying amounts disclosed in the balance sheets. Non-financial instruments, such as deferred distribution fees, are excluded from required disclosure. IDSC's off-balance sheet intangible assets, such as IDSC's name and future earnings of the core business are also excluded. IDSC's management believes the value of these excluded assets is significant. The fair value of IDSC, therefore, cannot be estimated by aggregating the amounts presented.

A summary of fair values of financial instruments as of Dec. 31, is as follows:



                                                                                   1999                            1998
                                                                     -------------------------------------------------------------

                                                                        Carrying          Fair          Carrying        Fair
                                                                          value           value          value          value
----------------------------------------------------------------------------------------------------------------------------------
Financial assets
  Assets for which carrying values
    approximate fair values                                                  $89,206         $89,206        $50,288       $50,288
  Investment securities (note 3)                                           3,085,395       3,091,730      3,303,360     3,335,534
  First mortgage loans on real estate (note 4)                               378,047         359,018        334,280       343,406
  Derivative financial instruments (note 9)                                  123,845         112,176         96,213        92,705
Financial liabilities
  Liabilities for which carrying values
    approximate fair values                                                   33,944          33,944        154,964       154,964
  Certificate reserves (note 5)                                            3,508,196       3,510,931      3,373,033     3,387,122
  Derivative financial instruments (note 9)                                   47,911          65,625         38,071        55,669
----------------------------------------------------------------------------------------------------------------------------------

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item
Number

Item 13. Other Expenses of Issuance and Distribution.

                  The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant.

Item 14. Indemnification of Directors and Officers.

                  The By-Laws of IDS Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or is or was serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.

                  The By-Laws further provide that indemnification questions applicable to a corporation which has been merged into the company relating to causes of action arising prior to the date of such merger shall be governed exclusively by the applicable laws of the state of incorporation and by the by-laws of such merged corporation then in effect.
                  See also Item 17.

Item 15. Recent Sales of Unregistered Securities.

(a)               Securities Sold

1996        IDS Special Deposits*                         41,064,846.74
1997        American Express Special Deposits            182,788,631.00
1998        American Express Special Deposits             91,416,078.00
1999        American Express Special Deposits             50,132,542.00

* Renamed American Express Special Deposits in April 1996.

(b)               Underwriters and other purchasers

American  Express  Special  Deposits are marketed by American  Express Bank Ltd.
(AEB), an affiliate of IDS Certificate Company, to private banking clients of AEB in the United Kingdom and Hong Kong.

(c)               Consideration

All American Express Special Deposits were sold for cash. The aggregate offering price was the same as the amount sold in the table above. Aggregate marketing fees to AEB were $301,946.44 in 1996, $592,068.70 in 1997, $967,791.95 in 1998
and $877,981.60 in 1999.

(d) Exemption from registration claimed

American Express Special Deposits are marketed, pursuant to the exemption in Regulation S under the Securities Act of 1933, by AEB in the United Kingdom and Hong Kong to persons who are not U.S. persons, as defined in Regulation S.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

         1.    (a)  Distribution  Agreement  dated  November 18,  1988,  between
                    Registrant and IDS Financial Services Inc., filed electronically as Exhibit 1(a) to the Registration Statement No. 33-26844, for the American Express International Investment Certificate (now called, the IDS Investors Certificate) is incorporated herein by reference.

         2.         Not Applicable.

         3.    (a)  Certificate of Incorporation, dated December 31, 1977, filed electronically as Exhibit 3(a) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

               (b) Certificate of Amendment, dated April 2, 1984 filed electronically as Exhibit 3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 2-89507, is incorporated herein by reference.

               (c) Certificate of Amendment, dated September 12, 1995, filed electronically as Exhibit 3(c) to Post-Effective Amendment No. 44 to Registration Statement No. 2-55252, is incorporated herein by reference.

               (d) Certificate of Amendment, dated April 30, 1999, filed electronically as Exhibit 3(a) to Registrant's March 31, 1999 Quarterly Report on Form 10-Q is incorporated herein by reference.

               (e) Certificate of Amendment, dated January 28, 2000, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252, is incorporated herein by reference.

               (f) Current By-Laws, filed electronically as Exhibit 3(e) to Post-Effective Amendment No. 19 to Registration Statement No. 33-26844, are incorporated herein by reference.

         4.         Not Applicable.

         5. An opinion and consent of counsel as to the legality of the securities being registered, filed electronically as Exhibit 16(a)5 to Post-Effective Amendment No. 24 to Registration Statement No. 2-95577 is incorporated by reference.

         6. through 9. --  None.

         10.   (a)  Investment   Advisory   and   Services   Agreement   between
                    Registrant and  IDS/American  Express Inc. dated January 12,
                    1984, filed  electronically as Exhibit 10(b) to Registrant's
                    Post-Effective Amendment No. 3 to Registration Statement No.
                    2-89507, is incorporated herein by reference.

               (b) Depositary and Custodial Agreement dated September 30, 1985 between IDS Certificate Company and IDS Trust Company, filed electronically as Exhibit 10(b) to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 2-89507, is incorporated herein by reference.

               (c) Foreign Deposit Agreement dated November 21, 1990, between IDS Certificate Company and IDS Bank & Trust, filed electronically as Exhibit 10(h) to Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

               (d) Selling Agent Agreement dated June 1, 1990, between American Express Bank International and IDS Financial Services Inc. for the American Express Investors and American Express Stock Market Certificates, filed electronically as Exhibit 1(c) to the Post-Effective Amendment No. 5 to Registration Statement No. 33-26844, is incorporated herein by reference.

               (e) Second amendment to Selling Agent Agreement between American Express Financial Advisors Inc. and American Express Bank International dated as of May 2, 1995, filed electronically as Exhibit (1) to Registrant's June 30, 1995, Quarterly Report of Form 10-Q, is incorporated herein by reference.

               (f) Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd., filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 31 to Registration Statement 2-55252, is incorporated herein by reference.

               (g) Amendment to the Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 1(d) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

               (h) Selling Agent Agreement dated December 12, 1994, between IDS Financial Services Inc. and Coutts & Co. (USA) International, filed electronically as Exhibit 1(e) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577, is incorporated herein by reference.

               (i)  Consulting  Agreement  dated December 12, 1994,  between IDS
                    Financial Services Inc. and American Express Bank International, filed electronically as Exhibit 16(f) to Post-Effective Amendment No. 13 to Registration Statement No. 2-95577 is incorporated herein by reference.

               (j) Letter amendment dated January 9, 1997 to the Marketing Agreement dated October 10, 1991, between Registrant and American Express Bank Ltd. filed electronically as Exhibit 10(j) to Post-Effective Amendment No. 40 to Registration Statement No. 2-55252, is incorporated herein by reference.

               (k) Letter amendment dated April 7, 1997 to the Selling Agent Agreement dated June 1, 1990 between American Express Financial Advisors Inc. and American Express Bank International, filed electronically as Exhibit 10 (j) to Post-Effective Amendment No. 14 to Registration Statement 33-26844, is incorporated herein by reference.

               (l) Letter Agreement dated July 28, 1999 amending the Selling Agent Agreement dated June 1, 1990, or a schedule thereto, as amended, between American Express Financial Advisors Inc. (formerly IDS Financial Services Inc.) and American Express Bank International, filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

               (m) Letter Agreement dated July 28, 1999, amending the Marketing Agreement dated October 10, 1991, or a schedule thereto, as amended, between IDS Certificate Company and American Express Bank Ltd., filed electronically to Registrant's June 30, 1999 Quarterly Report on Form 10-Q, is incorporated herein by reference.

               (n) Selling Agent Agreement, dated March 10, 1999 between American Express Financial Advisors Inc. and Securities
                    America, Inc., filed electronically as Exhibit 10 (l) to Post-Effective Amendment No. 18 to Registration Statement 33-26844, is incorporated herein by reference.

               (o) Letter Agreement, dated April 10, 2000, amending the Selling Agent Agreement, dated March 10, 1999, between American Express Financial Advisors Inc. and Securities America, Inc., filed electronically as Exhibit 10(o) to Post-Effective Amendment No. 20 to Registration Statement 33-26844, is incorporated herein by reference.

         11. through 22. -- None.

         23.        Consent   of   Independent   Auditors'   Report   is   filed
                    electronically herewith.

         24.   (a)  Officers' Power of Attorney,  dated January 28, 2000,  filed electronically as Exhibit 24(a) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252, is incorporated herein by reference.

               (b) Directors' Power of Attorney, dated January 28, 2000, filed electronically as Exhibit 24(b) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252 is incorporated herein by reference.

         25. through 27. -- None.

               (b) The financial statement schedules for IDS Certificate Company filed electronically as Exhibit 16(b) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252 are incorporated herein by reference.


Item 17. Undertakings.

                  Without limiting or restricting any liability on the part of the other, American Express Financial Advisors Inc. (formerly, IDS Financial Services Inc.), as underwriter, will assume any actionable civil liability which may arise under the Federal Securities Act of 1933, the Federal Securities Exchange Act of 1934 or the Federal Investment Company Act of 1940, in addition to any such liability arising at law or in equity, out of any untrue statement of a material fact made by its agents in the due course of their business in selling or offering for sale, or soliciting applications for, securities issued by the Company or any omission on the part of its agents to state a material fact necessary in order to make the statements so made, in the light of the circumstances in which they were made, not misleading (no such untrue statements or omissions, however, being admitted or contemplated), but such liability shall be subject to the conditions and limitations described in said Acts. American Express Financial Advisors Inc. will also assume any liability of the Company for any amount or amounts which the Company legally may be compelled to pay to any purchaser under said Acts because of any untrue statements of a material fact, or any omission to state a material fact, on the part of the agents of American Express Financial Advisors Inc. to the extent of any actual loss to, or expense of, the Company in connection therewith. The By-Laws of the Registrant contain a provision relating to Indemnification of Officers and Directors as permitted by applicable law.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota, on the 21st day, of April, 2000.

IDS CERTIFICATE COMPANY



By: /s/ Paula R. Meyer*
Paula R. Meyer, President


Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed below by the following persons in the capacities on the 21st day, of April, 2000.


Signature                                        Capacity

/s/ Paula R. Meyer* **                           President and Director
Paula R. Meyer                                   (Principal Executive Officer)

/s/ Jeffrey S. Horton*                           Vice President and Treasurer
Jeffrey S. Horton                                (Principal Financial Officer)

/s/ Jay C. Hatlestad*                            Vice President and Controller
Jay C. Hatlestad                                 (Principal Accounting Officer)

/s/ Rodney P. Burwell**                          Director
Rodney P. Burwell

/s/ Charles W. Johnson**                         Director
Charles W. Johnson

/s/ Jean B. Keffeler**                           Director
Jean B. Keffeler

/s/ Richard W. Kling**                           Director
Richard W. Kling

/s/ Pamela J. Moret**                            Director
Pamela J. Moret

/s/ Thomas R. McBurney**                         Director
Thomas R. McBurney

* Signed pursuant to Officers' Power of Attorney dated January 28, 2000 filed electronically as Exhibit 24(a) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252, incorporated herein by reference.



/s/ Bruce A. Kohn
    Bruce A. Kohn

** Signed pursuant to Director's Power of Attorney dated January 28, 2000 filed electronically as Exhibit 24(b) to Post-Effective Amendment No. 47 to Registration Statement No. 2-55252, incorporated herein by reference.



/s/ Bruce A. Kohn
    Bruce A. Kohn